Exhibit 99.1
CNH INDUSTRIAL N.V.
QUARTERLY REPORT FOR THE THREE AND NINE MONTHS
ENDED September 30, 2019

TABLE OF CONTENTS

PART I – FINANCIAL INFORMATION
CNH INDUSTRIAL N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS
As of September 30, 2019 and December 31, 2018
(Unaudited)

	September 30, 2019	December 31, 2018
	(in millions)
ASSETS
Cash and cash equivalents	$3,384	$5,031
Restricted cash	781	772
Trade receivables, net	424	399
Financing receivables, net	18,455	19,167
Inventories, net	8,116	6,726
Property, plant and equipment, net	5,191	5,901
Investments in unconsolidated subsidiaries and affiliates	635	526
Equipment under operating leases	1,803	1,774
Goodwill	2,452	2,453
Other intangible assets, net	760	788
Deferred tax assets	1,054	591
Derivative assets	135	98
Other assets	2,321	1,874
Total Assets	$45,511	$46,100
LIABILITIES AND EQUITY
Debt	23,906	24,445
Trade payables	5,169	5,889
Deferred tax liabilities	131	114
Pension, postretirement and other postemployment benefits	1,374	1,488
Derivative liabilities	132	108
Other liabilities	8,639	8,958
Total Liabilities	$39,351	$41,002
Redeemable noncontrolling interest	34	30
Common shares, €0.01, par value; outstanding 1,351,332,628 common shares and 387,951,529 special voting shares at 9/30/2019; and outstanding 1,353,831,958 common shares and 388,725,624 special voting shares at 12/31/2018	25	25
Treasury stock, at cost; 13,067,568 common shares at 9/30/2019 and 10,568,238 common shares at 12/31/2018	(142)	(128)
Additional paid in capital	4,402	4,409
Retained earnings	3,694	2,596
Accumulated other comprehensive loss	(1,892)	(1,859)
Noncontrolling interests	39	25
Total Equity	$6,126	$5,068
Total Liabilities and Equity	$45,511	$46,100

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three and Nine Months Ended September 30, 2019 and 2018
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
	(in millions)		(in millions)
Revenues
Net sales	$5,892	$6,245	$18,966	$20,124
Finance, interest and other income	468	441	1,418	1,380
Total Revenues	$6,360	$6,686	$20,384	$21,504
Costs and Expenses
Cost of goods sold	5,015	5,162	15,732	16,606
Selling, general and administrative expenses	540	523	1,634	1,706
Research and development expenses	238	254	755	743
Restructuring expenses	42	8	78	16
Interest expense	192	189	570	581
Other, net	173	199	552	752
Total Costs and Expenses	$6,200	$6,335	$19,321	$20,404
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	160	351	1,063	1,100
Income tax (expense)	486	(131)	261	(312)
Equity in income of unconsolidated subsidiaries and affiliates	(3)	11	10	53
Net income	$643	$231	$1,334	$841
Net income attributable to noncontrolling interests	6	9	26	27
Net income attributable to CNH Industrial N.V.	$637	$222	$1,308	$814
Earnings per share attributable to common shareholders
Basic	$0.47	$0.16	$0.97	$0.60
Diluted	$0.47	$0.16	$0.97	$0.60
Cash dividends declared per common share	$—	$—	$0.203	$0.173

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME
For the Three and Nine Months Ended September 30, 2019 and 2018
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
	(in millions)		(in millions)
Net income	$643	$231	$1,334	$841
Other comprehensive income (loss), net of tax
Unrealized income (loss) on cash flow hedges	(22)	15	(39)	10
Changes in retirement plans’ funded status	(9)	(6)	(23)	450
Foreign currency translation	31	(38)	109	(373)
Share of other comprehensive loss of entities using the equity method	(14)	(18)	(17)	(36)
Other comprehensive income (loss), net of tax	(14)	(47)	30	51
Comprehensive income	629	184	1,364	892
Less: Comprehensive income attributable to noncontrolling interests	4	2	24	20
Comprehensive income (loss) attributable to CNH Industrial N.V.	$625	$182	$1,340	$872

See accompanying notes to condensed consolidated financial statements

CNH INDUSTRIAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Nine Months Ended September 30, 2019 and 2018
(Unaudited)

	Nine Months Ended September 30,
	2019	2018
	(in millions)
Operating activities:
Net income	$1,334	$841
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	494	538
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	419	478
Loss on disposal of assets	3	—
Undistributed income (loss) of unconsolidated subsidiaries	5	(4)
Other non-cash items	150	109
Changes in operating assets and liabilities:
Provisions	(144)	(85)
Deferred income taxes	(445)	7
Trade and financing receivables related to sales, net	55	448
Inventories, net	(1,058)	(848)
Trade payables	(501)	(35)
Other assets and liabilities	(456)	(253)
Net cash provided by (used in) operating activities	$(144)	$1,196
Investing activities:
Additions to retail receivables	(3,027)	(3,040)
Collections of retail receivables	3,218	3,029
Proceeds from the sale of assets, net of assets under operating leases and assets sold under buy-back commitments	10	3
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and assets sold under buy-back commitments	(325)	(293)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(944)	(959)
Other	41	265
Net cash used in investing activities	$(1,027)	$(995)
Financing activities:
Proceeds from long-term debt	9,986	11,298
Payments of long-term debt	(10,190)	(12,439)
Net increase in other financial liabilities	235	219
Dividends paid	(280)	(240)
Other	(45)	(156)
Net cash used in financing activities	$(294)	$(1,318)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(173)	(262)
Decrease in cash and cash equivalents and restricted cash	(1,638)	(1,379)
Cash and cash equivalents and restricted cash, beginning of year	5,803	6,200
Cash and cash equivalents and restricted cash, end of period	$4,165	$4,821

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Nine Months Ended September 30, 2019
(Unaudited)

	Common Shares	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total	Redeemable Noncontrolling Interest
	(in millions)
Balance, January 1, 2019	$25	$(128)	$4,409	$2,596	$(1,859)	$25	$5,068	$30
Net income	—	—	—	257	—	6	263	1
Other Comprehensive income (loss), net of tax	—	—	—	—	47	2	49	—
Reclassification of certain tax effects	—	—	—	65	(65)	—	—	—
Dividends paid	—	—	—	—	—	—	—	(1)
Acquisition of treasury stock	—	—	—	—	—	—	—	—
Common shares issued from treasury stock and capital increase for share-based compensation	—	6	(6)	—	—	—	—	—
Share-based compensation expense	—	—	9	—	—	—	9	—
Other changes	—	—	3	—	—	(1)	2	—
Balance, March 31, 2019	$25	$(122)	$4,415	$2,918	$(1,877)	$32	$5,391	$30
Net income	—	—	—	414	—	8	422	5
Other comprehensive income (loss), net of tax	—	—	—	—	(3)	(2)	(5)	—
Dividends paid	—	—	—	(275)	—	—	(275)	(2)
Acquisition of treasury stock	—	(45)	—	—	—	—	(45)	—
Common shares issued from treasury stock and capital increase for share-based compensation	—	19	(21)	—	—	—	(2)	—
Share-based compensation expense	—	—	12	—	—	—	12	—
Other changes	—	—	(9)	—	—	—	(9)	—
Balance, June 30, 2019	$25	$(148)	$4,397	$3,057	$(1,880)	$38	$5,489	$33
Net income	—	—	—	637	—	3	640	3
Other comprehensive income (loss), net of tax	—	—	—	—	(12)	(2)	(14)	—
Dividends paid	—	—	—	—	—	—	—	(2)
Acquisition of treasury stock	—	—	—	—	—	—	—	—
Common shares issued from treasury stock and capital increase for share-based compensation	—	6	(7)	—	—	—	(1)	—
Share-based compensation expense	—	—	9	—	—	—	9	—
Other changes	—	—	3	—	—	—	3	—
Balance, September 30, 2019	$25	$(142)	$4,402	$3,694	$(1,892)	$39	$6,126	$34

See accompanying notes to condensed consolidated financial statements

CNH INDUSTRIAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Nine Months Ended September 30, 2018
(Unaudited)

	Common Shares	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total	Redeemable Noncontrolling Interest
	(in millions)
Balance, January 1, 2018	$25	$(10)	$4,412	$1,763	$(1,966)	$8	$4,232	$25
Net income	—	—	—	196	—	4	200	2
Other comprehensive income (loss), net of tax	—	—	—	—	(254)	1	(253)	—
Dividends paid	—	—	—	—	—	—	—	(1)
Acquisition of treasury stock	—	(90)	—	—	—	—	(90)	—
Common shares issued from treasury stock and capital increase for share-based compensation	—	10	(8)	—	—	—	2	—
Share-based compensation expense	—	—	4	—	—	—	4	—
Other changes	—	—	(1)	—	—	—	(1)	—
Balance, March 31, 2018	$25	$(90)	$4,407	$1,959	$(2,220)	$13	$4,094	$26
Net income	—	—	—	396	—	9	405	3
Other comprehensive income (loss), net of tax	—	—	—	—	352	(1)	351	—
Dividends paid	—	—	—	(235)	—	—	(235)	(2)
Acquisition of treasury stock	—	(44)	—	—	—	—	(44)	—
Common shares issued from treasury stock and capital increase for share-based compensation	—	24	(25)	—	—	—	(1)	—
Share-based compensation expense	—	—	12	—	—	—	12	—
Other changes	—	—	(2)	—	—	(1)	(3)	—
Balance, June 30, 2018	$25	$(110)	$4,392	$2,120	$(1,868)	$20	$4,579	$27
Net income	—	—	—	222	—	5	227	4
Other comprehensive loss, net of tax	—	—	—	—	(40)	(7)	(47)	—
Dividends paid	—	—	—	—	—	—	—	(2)
Acquisition of treasury stock	—	(22)	—	—	—	—	(22)	—
Common shares issued from treasury stock and capital increase for share-based compensation	—	3	(2)	—	—	—	1	—
Share-based compensation expense	—	—	9	—	—	—	9	—
Other changes	—	—	(4)	—	—	4	—	—
Balance, September 30, 2018	$25	$(129)	$4,395	$2,342	$(1,908)	$22	$4,747	$29

See accompanying notes to condensed consolidated financial statements

CNH INDUSTRIAL N.V.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
1. BASIS OF PRESENTATION
CNH Industrial N.V. (“CNH Industrial” or the “Company”) is incorporated in, and under the laws of, the Netherlands. CNH Industrial has its corporate seat in Amsterdam, the Netherlands, and its principal office in London, England, United Kingdom. The Company was formed on September 29, 2013 as a result of the business combination transaction between Fiat Industrial S.p.A. (“Fiat Industrial”) and its majority owned subsidiary CNH Global N.V. (“CNH Global”). Unless otherwise indicated or the context otherwise requires, the terms “CNH Industrial” and the “Company” refer to CNH Industrial and its subsidiaries.
The condensed consolidated financial statements of CNH Industrial N.V. and its consolidated subsidiaries have been voluntarily prepared by the Company without audit. Although prepared on a voluntary basis, the condensed consolidated financial statements included in the report comply in all material respects with the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) governing interim financial statements. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been condensed or omitted as permitted by such rules and regulations. All adjustments, consisting only of normal recurring adjustments, have been included. Management believes that the disclosures are adequate to present fairly the financial position, results of operations, and cash flows at the dates and for the periods presented. These interim financial statements should be read in conjunction with the financial statements and the notes thereto appearing in the Company’s annual report on Form 20-F for the year ended December 31, 2018. Results for interim periods are not necessarily indicative of those to be expected for the fiscal year. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and related accompanying notes and disclosures. Actual results could differ materially from those estimates.
Certain financial information in this report has been presented by geographic area. Starting from the first quarter of 2019, the composition of CNH Industrial's regions has been revised as follows: (1) North America; (2) Europe; (3) South America and (4) Rest of World. The geographic designations have the following meanings:

•	North America (formerly NAFTA): United States, Canada and Mexico;

•	Europe: member countries of the European Union, European Free Trade Association, Ukraine, and Balkans, formerly included in EMEA;

•	South America (formerly LATAM): Central and South America, and the Caribbean Islands; and

•
Rest of World: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine), formerly included in APAC, and African continent and Middle East, formerly included in EMEA.

2. NEW ACCOUNTING PRONOUNCEMENTS
Adopted in 2019
Derivatives and Hedging
In August 2017, the FASB issued ASU 2017-12, Targeted Improvements to Accounting for Hedging Activities (“ASU 2017-12”), which amends ASC 815, Derivatives and Hedging. The purpose of this ASU is to better align a company’s risk management activities and financial reporting for hedging relationships, simplify the hedge accounting requirements and improve the disclosures of hedging arrangements. Among other provisions, the new standard (1) requires an entity to present the earnings effect of the hedging instrument in the same income statement line item in which the earnings effect of the hedged item is reported, (2) eliminates the separate measurement and reporting of hedge ineffectiveness and (3) permits an entity to recognize in earnings the initial value of an excluded component under a systematic and rational method over the life of the derivative instrument. The Company adopted ASU 2017-12 on January 1, 2019. The adoption did not have a material impact on our results of operations, financial position and cash flows.
Leases
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”), which supersedes ASC 840, Leases. Subsequently, the FASB has issued additional ASUs which further clarify this guidance. The ASU's most prominent change is the requirement for lessees to recognize leased assets and liabilities classified as operating leases under the previous standard. The ASU does not significantly change the lessee’s recognition, measurement and presentation of expenses and cash flows from the previous accounting standard. Lessors’ accounting under the ASC is largely unchanged from the previous accounting standard. ASU 2016-02 also will require disclosures designed to give financial statement users information on the amount, timing, and uncertainty of cash flows arising from leases.

CNH Industrial has adopted the new standard effective January 1, 2019, using the modified retrospective approach, without recasting prior periods. CNH Industrial has applied certain practical expedients upon transition, including: not to reassess under the new guidance its prior conclusions about lease identification, lease classification and initial direct costs; and, those provided for short-term leases. In such case, the lease payments associated with leases are recognized as expense in the income statement. In addition, the Company has elected not to separate lease and non-lease components.

At January 1, 2019, the Company recognized approximately $480 million of right-of-use assets and lease liabilities without transition effect to equity.

The following paragraph presents the Company’s policy for leases for which it is a lessee after the adoption of the new accounting standard ASU 2016-02.

Lease policy
A lease is a contract that conveys the right to control the use of an identified asset (the leased asset) for a period of time in exchange for consideration. The lease term determined by the Company comprises the non-cancellable period of lease contract together with both periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. For lease agreements, we combine lease and non-lease components.
For leases with terms not exceeding twelve months (short-term leases), the Company recognizes the lease payments associated with those leases on a straight-line basis over the lease term as operating expense in the income statement.
For all other leases, the right-of-use asset includes the amount of lease liability recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Correspondingly, the Company recognizes a lease liability, measured at the present value of lease payments to be made over the lease term. In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable.
For finance leases, the right-of-use asset is classified within Property, plant and equipment, net and the lease liability, within Debt. Assets held under finance leases, which the Company assumes substantially all the risks and rewards of ownership, are recognized as assets of the Company at the lower of fair value or present value of the minimum lease payments.
In case of operating leases, the right-of-use asset is classified within Other assets and the lease liability, within Other liabilities. After the commencement date, the Company recognizes in profit or loss a single lease cost, calculated so that the remaining cost of the lease is allocated over the remaining lease term on a straight-line basis. In particular, after lease commencement, the lease liability is measured at the present value of any remaining lease payments, discounted by using the rate determined at lease commencement, consistently with the model used to calculate the liability related to the finance lease. Correspondingly, the right-of-use asset is measured as the lease liability adjusted by accrued or prepaid rents (i.e., the aggregate difference between the cash payment and straight-line lease cost), remaining unamortized initial direct costs and lease incentives, and any impairments of the right-of-use asset.
Comprehensive Income
In February 2018, the FASB issued ASU No. 2018-02, Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income (“ASU 2018-02”), which amends ASC 220, Income Statement - Reporting Comprehensive Income. In December 2017, the U.S. government enacted new tax legislation (“U.S. Tax Reform”). Included in the provisions of U.S. Tax Reform was a reduction of the corporate income tax rate from 35 percent to 21 percent. U.S. GAAP requires that the remeasurement of deferred taxes to the new corporate tax rate occur in the period in which the legislation is enacted with the deferred tax adjustment being recorded in the provision for income taxes, including items for which the tax effects were originally recorded in Other Comprehensive Income (“OCI”). This treatment results in the items in OCI reflecting a disproportionate tax rate, a result often referred to as stranded tax effects. This ASU allows a reclassification from accumulated OCI to retained earnings for stranded tax effects resulting from U.S. Tax Reform. ASU 2018-02 is effective for annual reporting periods beginning after December 15, 2018 including interim periods within those fiscal years. The Company adopted this standard on January 1, 2019, and reclassified $65 million of tax effects from "Accumulated other comprehensive income (loss)" to "Retained earnings" within its Condensed Consolidated Balance Sheet.
Changes in Stockholders' Equity and Noncontrolling Interests
In August 2018, the SEC adopted a final rule that amends certain disclosure requirements that have become duplicative, overlapping, or outdated in light of other SEC disclosure requirements, U.S. GAAP, or changes in the information environment. However, the guidance also added requirements for registrants to include in their interim financial statements a reconciliation of changes in stockholders’ equity for each period for which an income statement is required (both year-to-date and quarterly periods). The Company adopted the new interim disclosure requirement in its U.S. GAAP quarterly report for the three months ended March 31, 2019, which had no material impact to the Statement of Changes in Equity.

Not Yet Adopted
Financial Instruments
In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which establishes ASC 326, Financial Instruments - Credit Losses. In November 2018, the Financial Accounting Standards Board (“FASB”) issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments - Credit Losses (“ASU 2018-19”), which supersedes existing Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). The ASU introduced a new model for recognizing credit losses on financial instruments based on an estimate of current expected credit losses. Additional disclosures about significant estimates and credit quality are also required. ASU 2018-19 is effective for annual periods beginning after December 15, 2019. The Company has established a cross functional implementation team. The team is validating and testing the models and procedures that will be used to calculate the allowance for credit losses and has started to design related processes and controls.
Fair Value Measurement
In August 2018, the FASB issued ASU No. 2018-13, Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which amends ASC 820, Fair Value Measurement. This ASU modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. The effective date is the first quarter of fiscal year 2021, with early adoption permitted for the removed disclosures and delayed adoption until fiscal year 2021 permitted for the new disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.
Intangibles - Cloud Computing Arrangements
In August 2018, the FASB issued ASU No. 2018-15, Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement ("ASU 2018-15"), which expands upon the guidance set forth in ASU 2015-05, Customer's Accounting for Fees Paid in a Cloud Computing Arrangement. ASU 2018-15 aligns the requirements for capitalization of implementation costs in a cloud computing service contract with those requirements for capitalization of implementation costs incurred for an internal-use software license. ASU 2018-15 may be applied prospectively from the date the guidance is first applied or retrospectively.
ASU 2018-15 is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years, and early adoption is permitted. The Company expects to adopt the ASU on a prospective basis. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.
Related Party Guidance for Variable Interest Entities
In October 2018, the FASB issued ASU No. 2018-17, Targeted Improvements to Related Party Guidance for Variable Interest Entities ("ASU 2018-17"), which expands the application of a specific private company alternative related to VIEs and changes the guidance for determining whether a decision-making fee is a variable interest. Under the new guidance, to determine whether decision-making fees represent a variable interest, an entity considers indirect interests held through related parties under common control on a proportionate basis, rather than in their entirety. ASU 2018-17 is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years, and early adoption is permitted in any interim period. ASU 2018-17 is required to be applied retrospectively from the date the guidance is first applied. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.
Defined Benefit Plans Disclosure

In August 2018, the FASB issued ASU 2018-14, Compensation - Retirement Benefits - Defined Benefit Plans - General: Changes to the Disclosure Requirements for Defined Benefit Plans ("ASU 2018-14"), which modifies the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans by removing and adding certain disclosures for these plans. ASU 2018-14 is effective for annual periods beginning after December 15, 2020. Early adoption is permitted. The Company is currently evaluating the impact of adoption of this ASU on its related disclosures.

3. REVENUE
The following table summarizes revenues for the three and nine months ended September 30, 2019 and 2018:

	Three Months Ended September 30,
	2019	2018
	(in millions)
Agriculture	$2,446	$2,636
Construction	664	726
Commercial and Specialty Vehicles	2,331	2,404
Powertrain	940	972
Eliminations and Other	(489)	(493)
Total Industrial Activities	$5,892	$6,245
Financial Services	487	469
Eliminations and Other	(19)	(28)
Total Revenues	$6,360	$6,686

	Nine Months Ended September 30,
	2019	2018
	(in millions)
Agriculture	$8,031	$8,527
Construction	2,061	2,207
Commercial and Specialty Vehicles	7,443	7,788
Powertrain	3,109	3,376
Eliminations and Other	(1,678)	(1,774)
Total Industrial Activities	$18,966	$20,124
Financial Services	1,480	1,469
Eliminations and Other	(62)	(89)
Total Revenues	$20,384	$21,504

The following table disaggregates revenues by major source for the three and nine months ended September 30, 2019 and 2018:

	Three Months Ended September 30,
	2019	2018
	(in millions)
Revenues from:
Sales of goods	$5,603	$6,018
Rendering of services and other revenues	196	112
Rents on assets sold with a buy-back commitment	93	115
Revenues from sales of goods and services	5,892	6,245
Finance and interest income	290	261
Rents and other income on operating lease	178	180
Finance, interest and other income	468	441
Total Revenues	$6,360	$6,686

	Nine Months Ended September 30,
	2019	2018
	(in millions)
Revenues from:
Sales of goods	$18,168	$19,467
Rendering of services and other revenues	500	297
Rents on assets sold with a buy-back commitment	298	360
Revenues from sales of goods and services	18,966	20,124
Finance and interest income	869	835
Rents and other income on operating lease	549	545
Finance, interest and other income	1,418	1,380
Total Revenues	$20,384	$21,504
Contract liabilities recorded in Other liabilities were $1,206 million and $1,368 million at September 30, 2019 and December 31, 2018, respectively. Contract liabilities primarily relate to extended warranties/maintenance and repair contracts and transactions for the sale of vehicles with a buy-back commitment. During the three months ended September 30, 2019 and 2018, revenues included $118 million and $125 million, respectively, relating to contract liabilities outstanding at the beginning of each period. During the nine months ended September 30, 2019 and 2018, revenues included $415 million and $440 million, respectively, relating to contract liabilities outstanding at the beginning of each period. As of September 30, 2019, the aggregate amount of the transaction price allocated to remaining performance obligations was approximately $1.9 billion. The Company expects to recognize revenue on approximately 40% and 84% of the remaining performance obligations over the next 12 and 36 months, respectively, with the remaining recognized thereafter.
4. VARIABLE INTEREST ENTITIES
The Company consolidates various securitization trusts and facilities that have been determined to be variable interest entities (“VIEs”) and of which the Company is a primary beneficiary. The Company has both the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIEs. For further information regarding VIEs, please see “Note 9: Receivables.”
The following table presents certain assets and liabilities of consolidated VIEs, which are included in the condensed consolidated balance sheets included in this report. The assets in the table below include only those assets that can be used to settle obligations of the consolidated VIEs. The liabilities in the table below include third party liabilities of the consolidated VIEs for which creditors do not have recourse to the general credit of the Company.

	September 30, 2019	December 31, 2018
	(in millions)
Restricted cash	$630	$732
Financing receivables	9,040	9,732
Total Assets	$9,670	$10,464
Debt	$8,858	$9,692
Total Liabilities	$8,858	$9,692

5. EARNINGS PER SHARE
The Company’s basic earnings per share (“EPS”) is computed by dividing net income by the weighted-average number of common shares outstanding during the period.
Diluted EPS reflects the potential dilution that could occur if dilutive securities were exercised into common stock. Stock options, restricted stock units and performance stock units are considered dilutive securities.

A reconciliation of basic and diluted earnings per share is as follows (in millions, except per share amounts):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Basic:
Net income attributable to CNH Industrial	$637	$222	$1,308	$814
Weighted average common shares outstanding—basic	1,351	1,355	1,353	1,358
Basic earnings per share	$0.47	$0.16	$0.97	$0.60
Diluted:
Net income attributable to CNH Industrial	$637	$222	$1,308	$814
Weighted average common shares outstanding—basic	1,351	1,355	1,353	1,358
Effect of dilutive securities (when dilutive):
Stock compensation plans (1)	1	3	2	4
Weighted average common shares outstanding—diluted	1,352	1,358	1,355	1,362
Diluted earnings per share	$0.47	$0.16	$0.97	$0.60

(1)	For the three and nine months ended September 30, 2019 and 2018, no shares were excluded from the computation of diluted earnings per share due to an anti-dilutive impact.
6. EMPLOYEE BENEFIT PLANS AND POSTRETIREMENT BENEFITS
The following table summarizes the components of net periodic benefit cost of CNH Industrial’s defined benefit pension plans and postretirement health and life insurance plans for the three and nine months ended September 30, 2019 and 2018:

	Pension		Healthcare		Other
	Three Months Ended September 30,		Three Months Ended September 30,		Three Months Ended September 30,
	2019	2018	2019	2018	2019	2018
	(in millions)
Service cost	$5	$6	$1	$1	$4	$3
Interest cost	19	18	3	5	—	1
Expected return on assets	(26)	(27)	(2)	(1)	—	—
Amortization of:
Prior service credit	1	—	(33)	(31)	—	1
Actuarial loss	17	18	1	2	—	—
Net periodic benefit cost	$16	$15	$(30)	$(24)	$4	$5

	Pension		Healthcare		Other
	Nine Months Ended September 30,		Nine Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018	2019	2018
	(in millions)
Service cost	$17	$19	$4	$4	$10	$11
Interest cost	57	54	11	19	2	2
Expected return on assets	(76)	(84)	(6)	(5)	—	—
Amortization of:
Prior service credit	1	(1)	(93)	(52)	1	1
Actuarial loss	51	56	1	5	—	1
Net periodic benefit cost	$50	$44	$(83)	$(29)	$13	$15
On February 20, 2018, CNH Industrial announced that the United States Supreme Court ruled in its favor in Reese vs. CNH Industrial N.V. and CNH Industrial America LLC. The decision allowed CNH Industrial to terminate or modify various retiree healthcare benefits previously provided to certain UAW Union represented Company retirees. On April 16, 2018, CNH Industrial announced its determination to modify the benefits provided to the applicable retirees (“Benefit Modification”) to make them consistent with the benefits provided to current eligible CNH Industrial retirees who had been represented by the UAW. The Benefit Modification resulted in a reduction of the plan liability by $527 million. This amount will be amortized from other comprehensive income (loss) to the income statement over approximately 4.5 years, which represents the average service period to attain eligibility conditions for active participants. For the three and nine months ended September 30, 2019, $30 million and $90 million of amortization (“Benefit Modification Amortization”) was recorded as a pre-tax gain in Other, net, respectively. For the three and nine months ended September 30, 2018, $30 million and $50 million of Benefit Modification Amortization was recorded as a pre-tax gain in Other, net, respectively.
7. INCOME TAXES
The effective tax rates for the three months ended September 30, 2019 and 2018 were (303.8)% and 37.3%, respectively. The effective tax rates for the nine months ended September 30, 2019 and 2018 were (24.6)% and 28.4%, respectively.
As in prior periods, the Company continued to evaluate the realizability of its Italian deferred tax assets. In accordance with applicable guidance, the Company assessed and weighed all positive and negative evidence including, but not limited to, historic pre-tax results, forecast pre-tax results for the current and five succeeding years in accordance with its updated current year forecast and the public announcement, on September 3, 2019, of its strategic business plan, including the Company’s plan to spin-off its on-highway operations into a separate, publicly-traded legal entity. Following this analysis, the Company concluded it was more likely than not that a substantial portion of the Company’s Italian deferred tax assets will be realized. Accordingly, we released a significant portion of the valuation allowance previously recorded against the net Italian deferred tax assets, which resulted in a discrete tax benefit of $539 million that caused distorted effective tax rates for the three- and nine-month periods ended September 30, 2019.
The Company is subject to income taxes and, therefore, routinely encounters income tax audits in many jurisdictions around the world. As various ongoing audits in multiple income tax jurisdictions are brought to conclusion during the next twelve months, it is possible the Company’s amount of unrecognized tax benefits will change during the next twelve months. We do not, however, anticipate that those changes will have a material impact on the Company’s results of operations, balance sheet, or cash flows.
8. SEGMENT INFORMATION
The operating segments through which the Company manages its operations are based on the internal reporting used by the Company’s Chief Operating Decision Maker (“CODM”) to assess performance and make decisions about resource allocation. The segments are organized based on products and services provided by the Company.
CNH Industrial has the following five operating segments:
Agriculture designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH brands, as well as the STEYR, Kongskilde, Överum, and JF brands in Europe and the Miller brand, primarily in North America and Australia.
Construction designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, compact track loaders, and telehandlers. Construction equipment is sold under the CASE Construction Equipment and New Holland Construction brands.
Commercial and Specialty Vehicles designs, manufactures and distributes a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the IVECO brand, commuter buses and touring coaches under the IVECO BUS (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment under the IVECO ASTRA brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.
Powertrain designs, manufactures and distributes a range of engines, transmission systems and axles for on- and off-road applications, as well as for marine and power generation under the FPT Industrial brand.
Financial Services offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial dealers. In addition, Financial Services provides wholesale financing to CNH Industrial dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products. Financial Services also provides trade receivables factoring services to CNH Industrial companies.
Revenues for each reported segment are those directly generated by or attributable to the segment as a result of its business activities and include revenues from transactions with third parties as well as those deriving from transactions with other segments, recognized at normal market prices. Segment expenses represent expenses deriving from each segment’s business activities both with third parties and other operating segments or which may otherwise be directly attributable to it. Expenses deriving from business activities with other segments are recognized at normal market prices.
The CODM assesses segment performance and makes decisions about resource allocation based upon Adjusted EBIT and Adjusted EBITDA. The Company believes Adjusted EBIT and Adjusted EBITDA more fully reflect segment and consolidated profitability. Adjusted

EBIT is defined as net income/(loss) before income taxes, interest expenses of Industrial Activities, net, restructuring expenses, the finance and non-service component of pension and other post-employment benefits costs, foreign exchange gains/(losses) and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers to be rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.
Adjusted EBITDA is defined as Adjusted EBIT plus depreciation and amortization (including on assets under operating leases and assets sold under buy-back commitments). With reference to Financial Services, the CODM assesses the performance of the segment on the basis of net income prepared in accordance with U.S. GAAP.
The following tables summarize selected financial information by segment as well as the reconciliation from consolidated net income (loss) under U.S. GAAP to Adjusted EBIT and Adjusted EBITDA for the three and nine months ended September 30, 2019 and 2018.

	Three Months Ended September 30, 2019
	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total Industrial Activities	Financial Services	Eliminations	Total
	(in millions)
Revenues	$2,446	$664	$2,331	$940	$(489)	$5,892	$487	$(19)	$6,360
Net income(1)						561	82	—	643
Add back:
Income tax expense						(520)	34	—	(486)
Interest expense of Industrial Activities, net of interest income and eliminations						62	—	—	62
Foreign exchange losses, net						19	—	—	19
Finance and non-service component of Pension and OPEB costs(2)						(16)	—	—	(16)
Adjustments:
Restructuring expenses	9	18	9	5	—	41	1	—	42
Other discrete items(3)	—	—	135	—	2	137	—	—	137
Adjusted EBIT	$152	$10	$70	$81	$(29)	$284	$117	$—	$401
Depreciation and amortization	69	13	49	29	2	162	—	—	162
Depreciation of assets on operating lease and assets sold with buy-back commitment	—	—	77	—	—	77	60	—	137
Adjusted EBITDA	$221	$23	$196	$110	$(27)	$523	$177	$—	$700

(1)	For Industrial Activities, net income is net of “Results from intersegment investments”.

(2)
This item includes the pre-tax gain of $30 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of certain healthcare benefits in the U.S.

(3)
In the three months ended September 30, 2019, this item includes other asset optimization charges of $135 million due to actions included in the 'Transform 2 Win' Strategic Business Plan announced at the Company's Capital Markets Day on September 3, 2019.

	Nine Months Ended September 30, 2019
	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total Industrial Activities	Financial Services	Eliminations	Total
	(in millions)
Revenues	$8,031	$2,061	$7,443	$3,109	$(1,678)	$18,966	$1,480	$(62)	$20,384
Net income(1)						1,066	268	—	1,334
Add back:
Income tax expense						(362)	101	—	(261)
Interest expense of Industrial Activities, net of interest income and eliminations						181	—	—	181
Foreign exchange losses, net						39	—	—	39
Finance and non-service component of Pension and OPEB costs(2)						(47)	—	—	(47)
Adjustments:
Restructuring expenses	27	22	20	5	1	75	3	—	78
Other discrete items(3)	—	—	135	—	2	137	—	—	137
Adjusted EBIT	$661	$48	$221	$279	$(120)	$1,089	$372	$—	$1,461
Depreciation and amortization	213	42	143	92	2	492	2	—	494
Depreciation of assets on operating lease and assets sold with buy-back commitment	—	—	235	—	—	235	184	—	419
Adjusted EBITDA	$874	$90	$599	$371	$(118)	$1,816	$558	$—	$2,374

(1)	For Industrial Activities, net income is net of “Results from intersegment investments”.

(2)
This item includes the pre-tax gain of $90 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of certain healthcare benefits in the U.S.

(3)	In the nine months ended September 30, 2019, this item includes other asset optimization charges of $135 million due to actions included in the 'Transform 2 Win' Strategy.

	Three Months Ended September 30, 2018
	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total Industrial Activities	Financial Services	Eliminations	Total
	(in millions)
Revenues	$2,636	$726	$2,404	$972	$(493)	$6,245	$469	$(28)	$6,686
Net income(1)						139	92	—	231
Add back:
Income tax expense						100	31	—	131
Interest expense of Industrial Activities, net of interest income and eliminations						79	—	—	79
Foreign exchange losses, net						12	—	—	12
Finance and non-service component of Pension and OPEB costs(2)						(17)	—	—	(17)
Adjustments:
Restructuring expenses	3	—	5	—	—	8	—	—	8
Adjusted EBIT	$196	$26	$68	$82	$(51)	$321	$123	$—	$444
Depreciation and amortization	75	15	53	31	—	174	—	—	174
Depreciation of assets on operating lease and assets sold with buy-back commitment	1	—	95	—	—	96	59	—	155
Adjusted EBITDA	$272	$41	$216	$113	$(51)	$591	$182	$—	$773

(1)	For Industrial Activities, net income is net of “Results from intersegment investments”.

(2)
This item includes the pre-tax gain of $30 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of certain healthcare benefits in the U.S.

	Nine Months Ended September 30, 2018
	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total Industrial Activities	Financial Services	Eliminations	Total
	(in millions)
Revenues	$8,527	$2,207	$7,788	$3,376	$(1,774)	$20,124	$1,469	$(89)	$21,504
Net income(1)						544	297	—	841
Add back:
Income tax expense						202	110	—	312
Interest expense of Industrial Activities, net of interest income and eliminations						260	—	—	260
Foreign exchange losses, net						134	—	—	134
Finance and non-service component of Pension and OPEB costs(2)						(3)	—	—	(3)
Adjustments:
Restructuring expenses	4	—	11	1	—	16	—	—	16
Adjusted EBIT	$778	$59	$209	$285	$(178)	$1,153	$407	$—	$1,560
Depreciation and amortization	229	46	161	98	1	535	3	—	538
Depreciation of assets on operating lease and assets sold with buy-back commitment	2	—	291	—	—	293	185	—	478
Adjusted EBITDA	$1,009	$105	$661	$383	$(177)	$1,981	$595	$—	$2,576

(1)	For Industrial Activities, net income is net of “Results from intersegment investments”.

(2)
This item includes the pre-tax gain of $50 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of certain healthcare benefits in the U.S.

9. RECEIVABLES
Financing Receivables, net
A summary of financing receivables as of September 30, 2019 and December 31, 2018 is as follows:

	September 30, 2019	December 31, 2018
	(in millions)
Retail	$9,002	$9,350
Wholesale	9,382	9,749
Other	71	68
Total	$18,455	$19,167

Past due balances of financing receivables still accruing finance income represent the total balance held (principal plus accrued interest) with any payment amounts 30 days or more past the contractual payment due date. Non-performing financing receivables represent loans for which the Company has ceased accruing finance income. These receivables are generally 120 days delinquent. Finance income for non-performing receivables is recognized on a cash basis. Accrual of finance income is resumed when the receivable becomes contractually current and collections are reasonably assured.

The aging of financing receivables as of September 30, 2019 and December 31, 2018 is as follows (in millions):

	September 30, 2019
	31-60 Days Past Due	61-90 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Performing	Non- Performing	Total
Retail
North America	$24	$6	$—	$30	$6,210	$6,240	$9	$6,249
Europe	—	—	—	—	146	146	—	146
South America	13	2	8	23	1,739	1,762	38	1,800
Rest of World	3	2	1	6	801	807	—	807
Total Retail	$40	$10	$9	$59	$8,896	$8,955	$47	$9,002
Wholesale
North America	$4	$—	$—	$4	$3,669	$3,673	$3	$3,676
Europe	14	13	32	59	4,207	4,266	—	4,266
South America	—	—	1	1	722	723	53	776
Rest of World	8	6	5	19	645	664	—	664
Total Wholesale	$26	$19	$38	$83	$9,243	$9,326	$56	$9,382

	December 31, 2018
	31-60 Days Past Due	61-90 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Performing	Non- Performing	Total
Retail
North America	$21	$5	$—	$26	$6,285	$6,311	$12	$6,323
Europe	1	—	10	11	164	175	40	215
South America	11	9	7	27	1,885	1,912	83	1,995
Rest of World	2	1	—	3	814	817	—	817
Total Retail	$35	$15	$17	$67	$9,148	$9,215	$135	$9,350
Wholesale
North America	$—	$—	$—	$—	$3,613	$3,613	$18	$3,631
Europe	20	9	—	29	4,727	4,756	—	4,756
South America	—	—	—	—	656	656	—	656
Rest of World	7	3	—	10	696	706	—	706
Total Wholesale	$27	$12	$—	$39	$9,692	$9,731	$18	$9,749

Allowance for credit losses activity for the three and nine months ended September 30, 2019 and 2018 is as follows:

	Three Months Ended September 30, 2019
	Retail	Wholesale	Other	Total
Opening balance	$319	$158	$—	$477
Provision	11	2	—	13
Charge-offs, net of recoveries	(17)	(2)	—	(19)
Foreign currency translation and other	(18)	(3)	—	(21)
Ending balance	$295	$155	$—	$450

	Nine Months Ended September 30, 2019
	Retail	Wholesale	Other	Total
Opening Balance	$326	$164	$—	$490
Provision (benefit)	34	3	—	37
Charge-offs, net of recoveries	(44)	(8)	—	(52)
Foreign Currency Translation and Other	(21)	(4)	—	(25)
Ending Balance	295	155	—	450
Ending Balance: Individually Evaluated for Impairment	188	123	—	311
Ending Balance: Collectively Evaluated for Impairment	107	32	—	139
Receivables:
Ending Balance	9,002	9,382	71	18,455
Ending Balance: Individually Evaluated for Impairment	319	241	—	560
Ending Balance: Collectively Evaluated for Impairment	$8,683	$9,141	$71	$17,895

	Three Months Ended September 30, 2018
	Retail	Wholesale	Other	Total
Opening balance	$349	$193	$—	$542
Provision	13	(12)	—	1
Charge-offs, net of recoveries	(20)	(4)	—	(24)
Foreign currency translation and other	(6)	(5)	—	(11)
Ending balance	$336	$172	$—	$508

	Nine Months Ended September 30, 2018
	Retail	Wholesale	Other	Total
Opening Balance	$383	$200	$—	$583
Provision (benefit)	38	(9)	—	29
Charge-offs, net of recoveries	(60)	(5)	—	(65)
Foreign Currency Translation and Other	(25)	(14)	—	(39)
Ending Balance	336	172	—	508
Ending Balance: Individually Evaluated for Impairment	217	143	—	360
Ending Balance: Collectively Evaluated for Impairment	119	29	—	148
Receivables:
Ending Balance	9,152	9,140	74	18,366
Ending Balance: Individually Evaluated for Impairment	329	330	—	659
Ending Balance: Collectively Evaluated for Impairment	$8,823	$8,810	$74	$17,707
Allowance for credit losses activity for the year ended December 31, 2018 is as follows:

	December 31, 2018
	Retail	Wholesale	Other	Total
Opening Balance	$383	$200	$—	$583
Provision (benefit)	53	(5)	—	48
Charge-offs, net of recoveries	(85)	(15)	—	(100)
Foreign Currency Translation and Other	(25)	(16)	—	(41)
Ending Balance	326	164	—	490
Ending Balance: Individually Evaluated for Impairment	204	135	—	339
Ending Balance: Collectively Evaluated for Impairment	122	29	—	151
Receivables:
Ending Balance	9,350	9,749	68	19,167
Ending Balance: Individually Evaluated for Impairment	359	314	—	673
Ending Balance: Collectively Evaluated for Impairment	$8,991	$9,435	$68	$18,494
Financing receivables are considered impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms. Receivables reviewed for impairment generally include those that are either past due, have provided bankruptcy notification, or require significant collection efforts. Impaired receivables are generally classified as non-performing.

	September 30, 2019				December 31, 2018
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Investment	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Investment
	(in millions)
With an allowance recorded
Retail
North America	$37	$36	$19	$39	$31	$30	$16	$33
Europe	$204	$204	$146	$215	$234	$234	$167	$249
South America	$76	$76	$21	$83	$91	$91	$20	$88
Rest of World	$2	$2	$2	$3	$3	$3	$1	$4
Wholesale
North America	$5	$5	$2	$8	$25	$23	$5	$27
Europe	$217	$217	$93	$241	$256	$256	$107	$260
South America	$15	$8	$16	$16	$23	$14	$16	$26
Rest of World	$4	$3	$12	$7	$10	$10	$7	$9
Total
Retail	$319	$318	$188	$340	$359	$358	$204	$374
Wholesale	$241	$233	$123	$272	$314	$303	$135	$322

Troubled Debt Restructurings
A restructuring of a receivable constitutes a troubled debt restructuring (“TDR”) when a lender grants a concession it would not otherwise consider to a borrower experiencing financial difficulties. As a collateral based lender, the Company typically will repossess collateral in lieu of restructuring receivables. As such, for retail receivables, concessions are typically provided based on bankruptcy court proceedings. For wholesale receivables, concessions granted may include extended contract maturities, inclusion of interest-only periods, modification of a contractual interest rate to a below market interest rate and waiving of interest and principal.
TDRs are reviewed along with other receivables as part of management’s ongoing evaluation of the adequacy of the allowance for credit losses. The allowance for credit losses attributable to TDRs is based on the most probable source of repayment, which is normally the liquidation of collateral. In determining collateral value, the Company estimates the current fair market value of the equipment collateral and considers credit enhancements such as additional collateral and third-party guarantees.
Before removing a receivable from TDR classification, a review of the borrower is conducted. If concerns exist about the future ability of the borrower to meet its obligations based on a credit review, the TDR classification is not removed from the receivable.
As of September 30, 2019, the Company had 284 retail and finance lease contracts classified as TDRs where a court in the North America region has determined the concession. The pre-modification value was $11 million and the post-modification value was $10 million. Additionally, the Company had 346 accounts with a balance of $15 million undergoing bankruptcy proceedings where a concession has not yet been determined. As of September 30, 2018, the Company had 278 retail and finance lease contracts classified as TDRs where a court in the North America region has determined the concession. The pre-modification value of these contracts was $9 million and the post-modification value was $9 million. Additionally, the Company had 365 accounts with a balance of $17 million undergoing bankruptcy proceedings in North America where a concession has not yet been determined. As the outcome of the bankruptcy cases is determined by a court based on available assets, subsequent re-defaults are unusual and were not material for retail and finance lease contracts that were modified in a TDR during the previous twelve months ended September 30, 2019 and 2018.
As of September 30, 2019, the Company had retail and finance lease receivable contracts classified as TDRs in Europe. The pre-modification value was $88 million and the post-modification value was $81 million. Subsequent re-defaults were not material for retail and finance lease receivable contracts that were modified in a TDR during the previous twelve months ended September 30, 2019.
As of September 30, 2019 and 2018, the Company’s wholesale TDR agreements were immaterial.
Transfers of Financial Assets
The Company transfers a number of its financial receivables to securitization programs or factoring transactions.
A securitization transaction entails the sale of a portfolio of receivables to a securitization vehicle. This special purpose entity (“SPE”) finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). SPEs utilized in securitizations differ from other entities included in the Company’s condensed consolidated financial statements because the assets they hold are legally isolated. For bankruptcy analysis purposes, the Company has sold the receivables to the SPEs in a true sale and the SPEs are separate legal entities. Upon transfer of the receivables to the SPEs, the receivables and certain cash flows derived from them become restricted for use in meeting obligations to the SPEs creditors. The SPEs have ownership of cash balances that also have restrictions for the benefit of the SPEs’ investors. The Company’s interests in the SPEs’ receivables are subordinate to the interests of third party investors. None of the receivables that are directly or indirectly sold or transferred in any of these transactions are available to pay the Company’s creditors until all obligations of the SPE have been fulfilled.
These securitization trusts were determined to be VIEs, and consequently, the Company has consolidated these trusts. In its role as servicer, the Company has the power to direct the trusts’ activities. Through its retained interests, the Company has an obligation to absorb certain losses or the right to receive certain benefits that could potentially be significant to the trusts.
No recourse provisions exist that allow holders of the asset-backed securities issued by the trusts to put those securities back to the Company although the Company provides customary representations and warranties that could give rise to an obligation to repurchase from the trusts any receivables for which there is a breach of the representations and warranties. Moreover, the Company does not guarantee any securities issued by the trusts. The trusts have a limited life and generally terminate upon final distribution of amounts owed to investors or upon exercise of a cleanup-call option by the Company in its role as servicer.
Furthermore, factoring transactions may be either with recourse or without recourse; certain without recourse transfers include deferred payment clauses (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables), requiring first loss cover, meaning that the transferor takes priority participation in the losses, or requires a significant exposure to the cash flows arising from the transferred receivables to be retained. These types of transactions do not qualify for the derecognition of the assets since the risks and rewards connected with collection are not substantially transferred, and, accordingly, the Company continues to recognize the receivables transferred by this means in its balance sheet and a financial liability of the same amount under asset-backed financing.
At September 30, 2019 and December 31, 2018, the carrying amount of such restricted assets included in financing receivables above are the following (in millions):

	Restricted Receivables
	September 30, 2019	December 31, 2018
Retail note and finance lease receivables	$6,322	$6,371
Wholesale receivables	6,480	7,052
Total	$12,802	$13,423

10. INVENTORIES
Inventories as of September 30, 2019 and December 31, 2018 consist of the following:

	September 30, 2019	December 31, 2018
	(in millions)
Raw materials	$1,493	$1,293
Work-in-process	776	576
Finished goods	5,847	4,857
Total inventories	$8,116	$6,726

11. LEASES
Lessee
The Company has mainly operating lease contracts for buildings, plant and machinery, vehicles, IT equipment and machinery.
Leases with a term of 12 months or less are not recorded in the balance sheet; the Company recognizes lease expense ($4 million in the three months ended September 30, 2019 and $12 million in the nine months ended September 30, 2019) for these leases on a straight-line basis over the lease term.
For the three and nine months ended September 30, 2019, the Company incurred operating lease expenses of $37 million and $116 million, respectively.
At September 30, 2019, the Company has recorded approximately $397 million of a right-of-use asset and $395 million of lease liability included in Other Assets and Other Liabilities, respectively.
During the nine months ended September 30, 2019, leased assets obtained in exchange for operating lease obligations were $50 million. The operating cash outflow for amounts included in the measurement of operating lease obligations was $116 million.

At September 30, 2019, the weighted average remaining lease term (calculated on the basis of the remaining lease term and the lease liability balance for each lease) and the weighted average discount rate for operating leases were 6.9 years and 3.6%, respectively.
Future minimum lease payments repayments under non-cancellable leases as of September 30, 2019 were as follows:

Operating Leases	($ million)
2019 (excluding the nine months ended September 2019)	$34
2020	113
2021	77
2022	54
2023	42
2024 and thereafter	133
Total future minimum lease payments	$453
Less: Interest	(58)
Total	$395

Lessor
The Company, primarily through its Financial Services segment, leases equipment and vehicles to retail customers under operating leases. Our leases typically have terms of 3 to 5 years with options available for the lessee to purchase the equipment at the lease term date. Revenue for non-lease components are accounted for separately.
The following table sets out a maturity analysis of operating lease payments, showing the undiscounted lease payments to be received after the reporting date:

Amount
(in millions)
2019	$148
2020	165
2021	100
2022	37
2023 and thereafter	17
Total undiscounted lease payments	$467

12. INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES
A summary of investments in unconsolidated subsidiaries and affiliates as of September 30, 2019 and December 31, 2018 is as follows:

	September 30, 2019	December 31, 2018
	(in millions)
Equity method	$501	$523
Cost method	134	3
Total	$635	$526

During the three months ended September 30, 2019, CNH Industrial announced a strategic and exclusive Heavy-Duty Truck partnership with Nikola Corporation, a U.S. based leader in fuel cell truck technology. In this context, CNH Industrial made an initial subscription to Nikola's share capital (approximately 2.5% shareholding) through a cash contribution of $50 million and an in-kind contribution of $50 million, granting Nikola access to certain Iveco technology (reported as revenue). The investment in Nikola is accounted for using the cost method and is expected, in coming quarters, to grow to reflect an additional $150 million of contributions ($50 million of cash and $100 million in services).

13. GOODWILL AND OTHER INTANGIBLES
Changes in the carrying amount of goodwill for the nine months ended September 30, 2019 are as follows:

	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Financial Services	Total
	(in millions)
Balance at Balance at January 1, 2019	$1,646	$587	$62	$5	$153	$2,453
Foreign currency translation and other	4	—	(4)	—	(1)	(1)
Balance at Balance at September 30, 2019	$1,650	$587	$58	$5	$152	$2,452

As of September 30, 2019 and December 31, 2018, the Company’s other intangible assets and related accumulated amortization consisted of the following:

		September 30, 2019			December 31, 2018
	Weighted Avg. Life	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
		(in millions)
Other intangible assets subject to amortization:
Dealer networks	15	$318	$217	$101	$320	$207	$113
Patents, concessions and licenses and other	5-25	1,889	1,503	386	1,879	1,477	402
		2,207	1,720	487	2,199	1,684	515
Other intangible assets not subject to amortization:
Trademarks		273	—	273	273	—	273
Total Other intangible assets		$2,480	$1,720	$760	$2,472	$1,684	$788

CNH Industrial recorded amortization expense of $28 million and $27 million for the three months ended September 30, 2019 and 2018, respectively, and $82 million and $87 million for the nine months ended September 30, 2019 and 2018, respectively.
14. OTHER LIABILITIES
A summary of Other liabilities as of September 30, 2019 and December 31, 2018 is as follows:

	September 30, 2019	December 31, 2018
	(in millions)
Repurchase price on buy-back agreements	$1,556	$1,870
Warranty and campaign programs	891	925
Marketing and sales incentive programs	1,282	1,329
Tax payables	617	685
Accrued expenses and deferred income	620	609
Accrued employee benefits	602	680
Lease liabilities	395	—
Legal reserves and other provisions	326	368
Contract reserve	289	262
Contract liabilities(1)	1,206	1,368
Restructuring reserve	99	71
Other	756	791
Total	$8,639	$8,958

(1)	Contract liabilities include $645 million and $773 million at September 30, 2019 and December 31, 2018, respectively, for future rents related to buy-back agreements.

Warranty and Campaign Programs
CNH Industrial pays for basic warranty and other service action costs. A summary of recorded activity for the three and nine months ended September 30, 2019 and 2018 for the basic warranty and accruals for campaign programs are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
	(in millions)		(in millions)
Balance at beginning of period	$941	$927	$925	$932
Current year additions	162	166	566	603
Claims paid	(170)	(162)	(553)	(532)
Currency translation adjustment and other	(42)	(14)	(47)	(86)
Balance at September 30	$891	$917	$891	$917
Restructuring Provision
The Company incurred restructuring expenses of $42 million and $78 million during the three and nine months ended September 30, 2019, respectively, primarily attributable to actions taken by CNH Industrial in the context of the 'Transform 2 Win' Strategic Business Plan announced at the Company's Capital Markets Day on September 3, 2019. Restructuring costs recognized in the period refer to the asset write-offs related to the recently announced closure of two plants and other activities related to the previously announced launch of a new organization structure focused on operating segments. The Company incurred restructuring expenses of $8 million and $16 million during the three and nine months ended September 30, 2018, respectively.
15. COMMITMENTS AND CONTINGENCIES
As a global company with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, including dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy regulatory and contractual issues and environmental claims that arise in the ordinary course of business. The most significant of these matters are described below.
The outcome of any current or future proceedings, claims, or investigations cannot be predicted with certainty. Adverse decisions in one or more of these proceedings, claims or investigations could require the Company to pay substantial damages or undertake service actions, recall campaigns or other costly actions. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect CNH Industrial’s financial position and results. When it is probable that such a loss has been incurred and the amount can be reasonably estimated, an accrual has been made against the Company’s earnings and included in “Other liabilities” on the condensed consolidated balance sheets.
Although the ultimate outcome of legal matters pending against CNH Industrial and its subsidiaries cannot be predicted, the Company believes the reasonable possible range of losses for these unresolved legal matters in addition to the amounts accrued would not have a material effect on its condensed consolidated financial statements.
Environmental
Pursuant to the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), which imposes strict and, under certain circumstances, joint and several liability for remediation and liability for natural resource damages, and other federal and state laws that impose similar liabilities, CNH Industrial has received inquiries for information or notices of its potential liability regarding 66 non-owned U.S. sites at which regulated materials allegedly generated by CNH Industrial were released or disposed (“Waste Sites”). Of the Waste Sites, 16 are on the National Priority List (“NPL”) promulgated pursuant to CERCLA. For 60 of the Waste Sites, the monetary amount or extent of the Company’s liability has either been resolved, it has not been named as a potentially responsible party (“PRP”), or its liability is likely de minimis.
Because estimates of remediation costs are subject to revision as more information becomes available about the extent and cost of remediation and settlement agreements can be reopened under certain circumstances, the Company’s potential liability for remediation costs associated with the 66 Waste Sites could change. Moreover, because liability under CERCLA and similar laws can be joint and several, CNH Industrial could be required to pay amounts in excess of its pro rata share of remediation costs. However, when appropriate, the financial strength of other PRPs has been considered in the determination of the Company’s potential liability. CNH Industrial believes that the costs associated with the Waste Sites will not have a material effect on the Company’s business, financial position, or results of operations.

The Company is conducting environmental investigatory or remedial activities at certain properties that are currently or were formerly owned and/or operated or that are being decommissioned. The Company believes that the outcome of these activities will not have a material adverse effect on its business, financial position, or results of operations.
The actual costs for environmental matters could differ materially from those costs currently anticipated due to the nature of historical handling and disposal of hazardous substances typical of manufacturing and related operations, the discovery of currently unknown conditions and as a result of more aggressive enforcement by regulatory authorities and changes in existing laws and regulations. As in the past, CNH Industrial plans to continue funding its costs of environmental compliance from operating cash flows.
Investigation, analysis and remediation of environmental sites is a time consuming activity. The Company expects such costs to be incurred and claims to be resolved over an extended period of time that could exceed 30 years for some sites. As of September 30, 2019 and December 31, 2018, environmental reserves of approximately $32 million and $38 million, respectively, were established to address these specific estimated potential liabilities. Such reserves are undiscounted and do not include anticipated recoveries, if any, from insurance companies. After considering these reserves, management is of the opinion that the outcome of these matters will not have a material adverse effect on the Company’s financial position or results of operations.
Other Litigation and Investigation
Follow-up on Damages Claims: Iveco, the Company’s wholly owned subsidiary, and its competitors were subject to an investigation by the European Commission (the “Commission”) into certain business practices in the European Union in relation to Medium and Heavy ("M&H") trucks. On July 19, 2016, the Commission announced a settlement with Iveco. Following the settlement, CNH Industrial has been named as defendant in private litigation commenced in various European jurisdictions and Israel by customers and other third parties, either acting individually or as part of a wider group or class of claimants. These claims remain at an early stage. Further, on the base of the letters issued by a significant number of customers indicating that they may commence proceedings in the future, CNH Industrial expects to face further claims based on the same legal grounds in various other jurisdictions. The extent and outcome of these claims cannot be predicted at this time.
Guarantees
CNH Industrial provided guarantees on the debt or commitments of third parties and performance guarantees on non-consolidated affiliates as of September 30, 2019 and December 31, 2018 totaling of $438 million and $471 million, respectively.
16. FINANCIAL INSTRUMENTS
The Company may elect to measure financial instruments and certain other items at fair value. This fair value option would be applied on an instrument-by-instrument basis with changes in fair value reported in earnings. The election can be made at the acquisition of an eligible financial asset, financial liability or firm commitment or, when certain specified reconsideration events occur. The fair value election may not be revoked once made. The Company has not elected the fair value measurement option for eligible items.
Fair-Value Hierarchy
The hierarchy of valuation techniques for financial instruments is based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources while unobservable inputs reflect the Company’s market assumptions. These two types of inputs have created the following fair-value hierarchy:
Level 1 - Quoted prices for identical instruments in active markets.
Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
Level 3 - Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.
This hierarchy requires the use of observable market data when available.
Determination of Fair Value
When available, the Company uses quoted market prices to determine fair value and classifies such items in Level 1. In some cases where a market price is not available, the Company will use observable market-based inputs to calculate fair value, in which case the items are classified in Level 2.
If quoted or observable market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based or independently sourced market parameters such as interest rates, currency rates, or yield curves. Items valued using such internally generated valuation techniques are classified according to the lowest level input or value driver that is significant to the valuation. Thus, an item may be classified in Level 3 even though there may be some significant inputs that are readily observable.
The following section describes the valuation methodologies used by the Company to measure various financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified. Where appropriate, the description includes details of the valuation models, and the key inputs to those models as well as any significant assumptions.
Derivatives
CNH Industrial utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency exposures. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. CNH Industrial does not hold or enter into derivative or other financial instruments for speculative purposes. The credit and market risk related to derivatives is reduced through diversification among various counterparties, utilizing mandatory termination clauses and/or collateral support agreements. Derivative instruments are generally classified as Level 2 in the fair value hierarchy. The cash flows underlying all derivative contracts were recorded in operating activities in the condensed consolidated statements of cash flows.
Foreign Exchange Derivatives
CNH Industrial has entered into foreign exchange forward contracts and swaps in order to manage and preserve the economic value of cash flows in a currency different from the functional currency of the relevant legal entity. CNH Industrial conducts its business on a global basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities, and expected inventory purchases and sales. Derivative instruments utilized to hedge the foreign currency risk associated with anticipated inventory purchases and sales in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments are deferred in accumulated other comprehensive income (loss) and recognized in earnings when the related transaction occurs. If a derivative instrument is terminated because the hedge relationship is no longer effective or because the hedged item is a forecasted transaction that is no longer determined to be probable, the cumulative amount recorded in accumulated other comprehensive income (loss) is recognized immediately in earnings. Such amounts were insignificant in all periods presented.
CNH Industrial also uses forwards and swaps to hedge certain assets and liabilities denominated in foreign currencies. Such derivatives are considered economic hedges and not designated as hedging instruments. The changes in the fair values of these instruments are recognized directly in income in “Other, net” and are expected to offset the foreign exchange gains or losses on the exposures being managed.
All of CNH Industrial’s foreign exchange derivatives are considered Level 2 as the fair value is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s foreign exchange derivatives was $7.3 billion and $7.2 billion at September 30, 2019 and December 31, 2018, respectively.
Interest Rate Derivatives
CNH Industrial has entered into interest rate derivatives (swaps and caps) in order to manage interest rate exposures arising in the normal course of business. Interest rate derivatives that have been designated as cash flow hedges are being used by the Company to mitigate the risk of rising interest rates related to existing debt and anticipated issuance of fixed-rate debt in future periods. Gains and losses on these instruments are deferred in accumulated other comprehensive income (loss) and recognized in interest expense over the period in which CNH Industrial recognizes interest expense on the related debt.
Interest rate derivatives that have been designated as fair value hedge relationships have been used by CNH Industrial to mitigate the volatility in the fair value of existing fixed rate bonds and medium-term notes due to changes in floating interest rate benchmarks. Gains and losses on these instruments are recorded in “Interest expense” in the period in which they occur and an offsetting gain or loss is also reflected in “Interest expense” based on changes in the fair value of the debt instrument being hedged due to changes in floating interest rate benchmarks.
CNH Industrial also enters into offsetting interest rate derivatives with substantially similar terms that are not designated as hedging instruments to mitigate interest rate risk related to CNH Industrial’s committed asset-backed facilities. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in income. Net gains and losses on these instruments were insignificant for the three and nine months ended September 30, 2019 and 2018.
All of CNH Industrial’s interest rate derivatives outstanding as of September 30, 2019 and December 31, 2018 are considered Level 2. The fair market value of these derivatives is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s interest rate derivatives was approximately $5.2 billion and $5.4 billion at September 30, 2019 and December 31, 2018, respectively.

Financial Statement Impact of CNH Industrial Derivatives

The following table summarizes the gross impact of changes in the fair value of derivatives designated as cash flow hedges on accumulated other comprehensive income (loss) and net income during the three months and nine months ended September 30, 2019 and 2018 (in millions):

		Recognized in Net Income
For the Three Months Ended September 30,	Gain (Loss) Recognized in Accumulated Other Comprehensive Income	Classification of Gain (Loss)	Gain (Loss) Reclassified from Accumulated Other Comprehensive Income into Income
2019
Foreign exchange contracts	$(42)
		Net sales	2
		Cost of goods sold	(17)
		Other, Net	(3)
Interest rate contracts	(6)	Interest expense	(3)
Total	$(48)		$(21)
2018
Foreign currency contracts	$20
		Net sales	(2)
		Cost of goods sold	(6)
		Other, Net	10
Interest rate contracts	(4)	Interest expense	(2)
Total	$16		$—

		Recognized in Net Income
For the Nine Months Ended September 30,	Gain (Loss) Recognized in Accumulated Other Comprehensive Income	Classification of Gain (Loss)	Gain (Loss) Reclassified from Accumulated Other Comprehensive Income into Income
2019
Foreign exchange contracts	(87)
		Net sales	(2)
		Cost of goods sold	(46)
		Other, Net	(10)
Interest rate contracts	(26)	Interest expense	(6)
Total	(113)		$(64)
2018
Foreign currency contracts	31
		Net sales	(1)
		Cost of goods sold	14
		Other, Net	24
Interest rate contracts	9	Interest expense	(4)
Total	$40		$33

The following table summarizes the activity in accumulated other comprehensive income related to the derivatives held by the Company during the nine months ended September 30, 2019 and 2018:

In Millions	Before-Tax Amount	Income Tax	After-Tax Amount
Accumulated derivative net losses as of December 31, 2018	$(23)	$1	$(22)
Net changes in fair value of derivatives	(113)	20	(93)
Net losses reclassified from accumulated other comprehensive income into income	64	(10)	54
Accumulated derivative net losses as of September 30, 2019	$(72)	$11	$(61)

In Millions	Before-Tax Amount	Income Tax	After-Tax Amount
Accumulated derivative net losses as of December 31, 2017	$1	$—	$1
Net changes in fair value of derivatives	40	(2)	38
Net losses reclassified from accumulated other comprehensive income into income	(33)	5	(28)
Accumulated derivative net losses as of September 30, 2018	$8	$3	$11

The following tables summarize the impact that changes in the fair value of fair value hedges and derivatives not designated as hedging instruments had on earnings (in millions) for the three and nine months ended September 30, 2019:

		For the Three Months Ended September 30,
	Classification of Gain	2019	2018
Fair Value Hedges
Interest rate derivatives	Interest expense	$7	$(3)

Not Designated as Hedges
Foreign exchange contracts	Other, Net	$29	$24

		For the Nine Months Ended September 30,
	Classification of Gain	2019	2018
Fair Value Hedges
Interest rate derivatives	Interest expense	$38	$(13)

Not Designated as Hedges
Foreign exchange contracts	Other, Net	$(39)	$133

The fair values of CNH Industrial’s derivatives as of September 30, 2019 and December 31, 2018 in the condensed consolidated balance sheets are recorded as follows:

	September 30, 2019		December 31, 2018
in millions of dollars	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments under Subtopic 815-20
Interest rate contracts	Derivative assets	61	Derivative assets	21
Foreign currency contracts	Derivative assets	38	Derivative assets	52
Total derivative assets designated as hedging instruments		99		73
Interest rate contracts	Derivative liabilities	44	Derivative liabilities	29
Foreign currency contracts	Derivative liabilities	80	Derivative liabilities	41
Total derivative liabilities designated as hedging instruments		124		70
Derivatives not designated as hedging instruments under Subtopic 815-20
Interest rate contracts	Derivative assets	—	Derivative assets	1
Foreign currency contracts	Derivative assets	36	Derivative assets	24
Total derivative assets not designated as hedging instruments		36		25
Interest rate contracts	Derivative liabilities	—	Derivative liabilities	—
Foreign currency contracts	Derivative liabilities	8	Derivative liabilities	38
Total derivative liabilities not designated as hedging instruments		8		38

Items Measured at Fair Value on a Recurring Basis
The following tables present for each of the fair-value hierarchy levels the Company’s assets and liabilities that are measured at fair value on a recurring basis at September 30, 2019 and December 31, 2018:

	Level 1		Level 2		Total
	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018
	(in millions)
Assets
Foreign exchange derivatives	$—	$—	$74	$76	$74	$76
Interest rate derivatives	—	—	61	22	61	22
Investments	1	1	—	—	1	1
Total Assets	$1	$1	$135	$98	$136	$99
Liabilities
Foreign exchange derivatives	$—	$—	$(88)	$(79)	$(88)	$(79)
Interest rate derivatives	—	—	(44)	(29)	(44)	(29)
Total Liabilities	$—	$—	$(132)	$(108)	$(132)	$(108)

Fair Value of Other Financial Instruments
The carrying value of cash and cash equivalents, restricted cash, trade accounts receivable and accounts payable included in the condensed consolidated balance sheets approximates its fair value.

Financial Instruments Not Carried at Fair Value
The estimated fair market values of financial instruments not carried at fair value in the condensed consolidated balance sheets as of September 30, 2019 and December 31, 2018 are as follows:

	September 30, 2019		December 31, 2018
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in millions)
Financing receivables	$18,455	$18,345	$19,167	$19,017
Debt	$23,906	$24,366	$24,445	$24,481

Financing Receivables
The fair value of financing receivables is based on the discounted values of their related cash flows at current market interest rates and they are classified as a Level 3 fair value measurement.
Debt
All debt is classified as a Level 2 fair value measurement with the exception of bonds issued by CNH Industrial Finance Europe S.A. and bonds issued by CNH Industrial N.V. that are classified as a Level 1 fair value measurement.
17. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The Company’s share of other comprehensive income (loss) includes net income plus other comprehensive income, which includes changes in fair value of certain derivatives designated as cash flow hedges, certain changes in pension and other retirement benefit plans, foreign currency translations gains and losses, the Company’s share of other comprehensive income (loss) of entities accounted for using the equity method, and reclassifications for amounts included in net income (loss) less net income (loss) and other comprehensive income (loss) attributable to the noncontrolling interest. For more information on derivative instruments, see “Note 16: Financial Instruments”. For more information on pensions and retirement benefit obligations, see “Note 6: Employee Benefit Plans and Postretirement Benefits”. The Company’s other comprehensive income (loss) amounts are aggregated within accumulated other comprehensive income (loss). The tax effect for each component of other comprehensive income (loss) consisted of the following (in millions):

	Three Months Ended September 30, 2019
	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$(28)	$6	$(22)
Changes in retirement plans’ funded status	(15)	6	(9)
Foreign currency translation	31	—	31
Share of other comprehensive (loss) of entities using the equity method	(14)	—	(14)
Other comprehensive income (loss)	$(26)	$12	$(14)

	Nine Months Ended September 30, 2019
	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$(50)	$11	$(39)
Changes in retirement plans’ funded status	(37)	14	(23)
Foreign currency translation	109	—	109
Share of other comprehensive loss of entities using the equity method	(17)	—	(17)
Other comprehensive income (loss)	$5	$25	$30

	Three Months Ended September 30, 2018
	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$16	$(1)	$15
Changes in retirement plans’ funded status	(14)	8	(6)
Foreign currency translation	(38)	—	(38)
Share of other comprehensive income of entities using the equity method	(18)	—	(18)
Other comprehensive income (loss)	$(54)	$7	$(47)

	Nine Months Ended September 30, 2018
	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$8	$2	$10
Changes in retirement plans’ funded status	585	(135)	450
Foreign currency translation	(373)	—	(373)
Share of other comprehensive income of entities using the equity method	(36)	—	(36)
Other comprehensive income (loss)	$184	$(133)	$51
The changes, net of tax, in each component of accumulated other comprehensive income (loss) consisted of the following (in millions):

	Unrealized Gain (Loss) on Cash Flow Hedges	Change in Retirement Plans’ Funded Status	Foreign Currency Translation	Share of Other Comprehensive Income (Loss) of Entities Using the Equity Method	Total
Balance, January 1, 2018	$1	$(950)	$(899)	$(118)	$(1,966)
Other comprehensive income (loss), before reclassifications	38	438	(373)	(29)	74
Amounts reclassified from other comprehensive income	(28)	12	—	—	(16)
Other comprehensive income (loss) *	10	450	(373)	(29)	58
Balance, Balance, September 30, 2018	$11	$(500)	$(1,272)	$(147)	$(1,908)

Balance, January 1, 2019	$(22)	$(473)	$(1,216)	$(148)	$(1,859)
Other comprehensive income (loss), before reclassifications	(93)	30	111	(17)	31
Amounts reclassified from other comprehensive income (loss)	54	(53)	—	—	1
Other comprehensive income (loss) *	(39)	(23)	111	(17)	32
Reclassification of certain tax effects	—	(65)	—	—	(65)
Balance, September 30, 2019	$(61)	$(561)	$(1,105)	$(165)	$(1,892)

(*)
Excluded from the table above is other comprehensive income (loss) allocated to noncontrolling interests of $(2) million and $(7) million for the nine months ended September 30, 2019 and 2018, respectively.

Significant amounts reclassified out of each component of accumulated other comprehensive income (loss) in the three and nine months ended September 30, 2019 and 2018 consisted of the following:

	Amounts Reclassified from Other Comprehensive Income (Loss)		Amount Reclassified from Other Comprehensive Income (Loss)		Consolidated Statement of Operations Line
	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
	(in millions)		(in millions)
Cash flow hedges	$(2)	$2	$2	$1	Net sales
	17	6	46	(14)	Cost of goods sold
	3	(10)	10	(24)	Other, net
	3	2	6	4	Interest expense
	(4)	1	(10)	5	Income taxes
	$17	$1	$54	$(28)
Change in retirement plans’ funded status:
Amortization of actuarial losses	$18	$20	$52	$62	*
Amortization of prior service cost	(32)	(30)	(91)	(52)	*
	(4)	(3)	(14)	2	Income taxes
	$(18)	$(13)	$(53)	$12
Total reclassifications, net of tax	$(1)	$(12)	$1	$(16)
(*) These amounts are included in net periodic pension and other postretirement benefit cost. See “Note 6: Employee Benefit Plans and Postretirement Benefits” for additional information.
18. RELATED PARTY INFORMATION
CNH Industrial’s related parties are primarily EXOR N.V. and the companies that EXOR N.V. controls or has significant influence over, including Fiat Chrysler Automobiles N.V. and its subsidiaries and affiliates (“FCA”) and Ferrari N.V. and its subsidiaries and affiliates (“Ferrari”). As of September 30, 2019, EXOR N.V. held 42.2% of CNH Industrial’s voting power and had the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets and issuances of equity and the incurrence of indebtedness. The percentage above has been calculated as the ratio of (i) the aggregate number of common shares and special voting shares owned by EXOR N.V. to (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of September 30, 2019. In addition, CNH Industrial engages in transactions with its unconsolidated subsidiaries and affiliates over which CNH Industrial has a significant influence or jointly controls.
The Company’s Audit Committee reviews and evaluates all significant related party transactions.
Transactions with EXOR N.V. and its Subsidiaries and Affiliates
EXOR N.V. is an investment holding company in Europe. Among other things, EXOR N.V. manages a portfolio that includes investments in FCA and Ferrari. CNH Industrial did not enter into any significant transactions with EXOR N.V. during the three and nine months ended September 30, 2019 and 2018.
In connection with the establishment of Fiat Industrial (now CNH Industrial) through the demerger from Fiat (now FCA), the two companies entered into a Master Services Agreement (“MSA”) which sets forth the primary terms and conditions pursuant to which the service provider subsidiaries of CNH Industrial and FCA provide services to the service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries become parties to the MSA through the execution of an Opt-in letter that may contain additional terms and conditions. Pursuant to the MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. FCA subsidiaries provide CNH Industrial with administrative services such as accounting, cash management, maintenance of plant and equipment, security, information systems and training under the terms and conditions of the MSA and the applicable Opt-in letters.
Additionally, CNH Industrial sells engines and light commercial vehicles to and purchases engine blocks and other components from FCA subsidiaries. Furthermore, CNH Industrial and FCA may engage in other minor transactions in the ordinary course of business.

These transactions with FCA are reflected in the Company’s condensed consolidated financial statements as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
	(in millions)		(in millions)
Net sales	$171	$168	$533	$564
Cost of goods sold	$69	$86	$265	$348
Selling, general and administrative expenses	$34	$36	$102	$112

	September 30, 2019	December 31, 2018
	(in millions)
Trade receivables	$15	$10
Trade payables	$73	$118

Transactions with Unconsolidated Subsidiaries and Affiliates
CNH Industrial sells commercial vehicles, agricultural and construction equipment, and provides technical services to unconsolidated subsidiaries and affiliates such as IVECO-OTO MELARA Società Consortile a responsabilità limitata, CNH de Mexico SA de CV, Turk Traktor ve Ziraat Makineleri A.S. and New Holland HFT Japan Inc. CNH Industrial also purchases equipment from unconsolidated subsidiaries and affiliates, such as Turk Traktor ve Ziraat Makineleri A.S. These transactions primarily affected revenues, finance and interest income, cost of goods sold, trade receivables and payables and are presented as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
	(in millions)		(in millions)
Net sales	$175	$201	$677	$845
Cost of goods sold	$121	$113	$377	$356

	September 30, 2019	December 31, 2018
	(in millions)
Trade receivables	$103	$107
Trade payables	$89	$103

At September 30, 2019 and December 31, 2018, CNH Industrial had provided guarantees on commitments of its joint ventures for an amount of $140 million and $160 million, respectively, mainly related to IVECO-OTO MELARA Società Consortile a responsabilità limitata. At September 30, 2019 and December 31, 2018, CNH Industrial had provided guarantees on commitments of its associated company for an amount of $265 million and $261 million respectively, related to CNH Industrial Capital Europe S.a.S.
19. SUPPLEMENTAL INFORMATION
The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH Industrial. This supplemental data is as follows:
Industrial Activities - The financial information captioned “Industrial Activities” reflects the consolidation of all majority-owned subsidiaries except for Financial Services. Financial Services has been included using the equity method of accounting whereby the net income and net assets of Financial Services are reflected, respectively, in “Equity in income of unconsolidated subsidiaries and affiliates” in the accompanying condensed consolidated statements of operations, and in “Investment in Financial Services” in the accompanying condensed consolidated balance sheets.
Financial Services - The financial information captioned “Financial Services” reflects the consolidation or combination of Financial Services business.
Transactions between the “Industrial Activities” and “Financial Services” have been eliminated to arrive at the condensed consolidated financial statements.

	Statement of Operations
	Industrial Activities		Financial Services
	Three Months Ended September 30,		Three Months Ended September 30,
	2019	2018	2019	2018
	(in millions)
Revenues
Net sales	$5,892	$6,245	$—	$—
Finance, interest and other income	23	23	487	469
Total Revenues	$5,915	$6,268	$487	$469
Costs and Expenses
Cost of goods sold	$5,015	$5,162	$—	$—
Selling, general and administrative expenses	485	481	55	42
Research and development expenses	238	254	—	—
Restructuring expenses	41	8	1	—
Interest expense	85	102	149	138
Other, net	—	24	173	175
Total Costs and Expenses	$5,864	$6,031	$378	$355
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	51	237	109	114
Income tax (expense) benefit	520	(100)	(34)	(31)
Equity in income of unconsolidated subsidiaries and affiliates	(10)	2	7	9
Results from intersegment investments	82	92	—	—
Net income	$643	$231	$82	$92

	Statement of Operations
	Industrial Activities		Financial Services
	Nine Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
	(in millions)
Revenues
Net sales	$18,966	$20,124	$—	$—
Finance, interest and other income	76	73	1,480	1,469
Total Revenues	$19,042	$20,197	$1,480	$1,469
Costs and Expenses
Cost of goods sold	$15,732	$16,606	$—	$—
Selling, general and administrative expenses	1,475	1,553	159	153
Research and development expenses	755	743	—	—
Restructuring expenses	75	16	3	—
Interest expense	257	333	451	410
Other, net	34	228	518	524
Total Costs and Expenses	$18,328	$19,479	$1,131	$1,087
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	714	718	349	382
Income tax (expense) benefit	362	(202)	(101)	(110)
Equity in income of unconsolidated subsidiaries and affiliates	(10)	28	20	25
Results from intersegment investments	268	297	—	—
Net income	$1,334	$841	$268	$297

	Balance Sheets
	Industrial Activities		Financial Services
	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018
	(in millions)
ASSETS
Cash and cash equivalents	$2,956	$4,553	$428	$478
Restricted cash	108	—	673	772
Trade receivables, net	423	398	30	34
Financing receivables, net	1,321	1,253	19,582	20,252
Inventories, net	7,895	6,510	221	216
Property, plant and equipment, net	5,190	5,899	1	2
Investments in unconsolidated subsidiaries and affiliates	3,244	3,126	223	219
Equipment under operating leases	40	34	1,763	1,740
Goodwill	2,300	2,301	152	152
Other intangible assets, net	745	774	15	14
Deferred tax assets	1,072	635	155	175
Derivative assets	81	81	62	24
Other assets	2,099	1,707	313	323
Total Assets	$27,474	$27,271	$23,618	$24,401
LIABILITIES AND EQUITY
Debt	$6,729	$6,347	$19,625	$20,436
Trade payables	5,133	5,771	83	173
Deferred tax liabilities	14	83	290	250
Pension, postretirement and other postemployment benefits	1,356	1,470	18	18
Derivative liabilities	92	89	48	26
Other liabilities	7,990	8,413	724	681
Total Liabilities	$21,314	$22,173	$20,788	$21,584
Equity	6,126	5,068	2,830	2,817
Redeemable noncontrolling interest	34	30	—	—
Total Liabilities and Equity	$27,474	$27,271	$23,618	$24,401

	Statements of Cash Flows
	Industrial Activities		Financial Services
	Nine Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
	(in millions)
Operating activities:
Net income	$1,334	$841	$268	$297
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	492	535	2	3
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	235	293	184	185
Loss on disposal of assets	3	—	—	—
Undistributed loss of unconsolidated subsidiaries	(32)	(147)	(20)	(25)
Other non-cash items	110	80	40	29
Changes in operating assets and liabilities:
Provisions	(133)	(88)	(11)	3
Deferred income taxes	(503)	(8)	58	15
Trade and financing receivables related to sales, net	(38)	(56)	96	513
Inventories, net	(1,395)	(1,186)	337	338
Trade payables	(416)	(10)	(89)	(36)
Other assets and liabilities	(506)	(306)	51	55
Net cash provided by (used in) operating activities	$(849)	$(52)	$916	$1,377
Investing activities:
Additions to retail receivables	—	—	(3,027)	(3,040)
Collections of retail receivables	—	—	3,218	3,029
Proceeds from sale of assets, net of assets sold under operating leases and assets sold under buy-back commitments	10	3	—	—
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and sold under buy-back commitments	(323)	(288)	(2)	(5)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(404)	(505)	(540)	(454)
Other	(2)	696	23	(470)
Net cash used in investing activities	$(719)	$(94)	$(328)	$(940)
Financing activities:
Proceeds from long-term debt	1,315	616	8,671	10,682
Payments of long-term debt	(735)	(1,242)	(9,455)	(11,197)
Net increase (decrease) in other financial liabilities	(18)	23	253	196
Dividends paid	(280)	(240)	(211)	(129)
Other	(45)	(156)	20	39
Net cash provided by (used in) financing activities	$237	$(999)	$(722)	$(409)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(158)	(207)	(15)	(55)
Decrease in cash and cash equivalents and restricted cash	(1,489)	(1,352)	(149)	(27)
Cash and cash equivalents and restricted cash, beginning of year	4,553	4,901	1,250	1,299
Cash and cash equivalents and restricted cash, end of period	$3,064	$3,549	$1,101	$1,272

20. SUBSEQUENT EVENTS
On October 31, 2019, CNH Industrial announced it has agreed the sale of its Truckline parts business, a distributor of aftermarket commercial vehicle parts and accessories in Australia.
On November 4, 2019, CNH Industrial announced the acquisition of the Australian agricultural tillage and crop implement manufacturer K-Line Ag.
On November 5, 2019, CNH Industrial announced the acquisition of ATI, Inc., a global manufacturer of rubber track systems for high horsepower tractors and combine harvesters.
On November 7, 2019, in connection with the expiration of the previous buyback program, CNH Industrial announced the launch of its new share buyback program (the “Program”). The Program will involve the repurchase from time to time of up to $700 million in the Company’s common shares and is intended to optimize the capital structure of the Company and to meet the obligations arising from the Company’s equity incentive plans. The Program has a duration up to and including October 11, 2020, will be funded by the Company’s liquidity and will be conducted in the framework of the buyback authorization granted by the Shareholders’ Meeting held on April 12, 2019.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
GENERAL
CNH Industrial N.V. (“CNH Industrial” or the “Company”) is incorporated in, and under the laws of, the Netherlands. CNH Industrial has its corporate seat in Amsterdam, the Netherlands, and its principal office in London, England, United Kingdom. Unless otherwise indicated or the context otherwise requires, the terms “CNH Industrial” and the “Company” refer to CNH Industrial and its subsidiaries.
The Company has five reportable segments reflecting the five businesses directly managed by CNH Industrial N.V., consisting of: (i) Agriculture, which designs, produces and sells agricultural equipment (ii) Construction, which designs, produces and sells construction equipment (iii) Commercial and Specialty Vehicles, which designs, produces and sell trucks, commercial and specialty vehicles, and buses, (iv) Powertrain, which designs, produces and sells engines, transmissions and axles for those vehicles and engines for marine and power generation applications; and (v) Financial Services, which provides financial services to customers acquiring our products. The Company’s worldwide agricultural equipment, construction equipment, commercial and specialty vehicles, powertrain operations as well as corporate functions are collectively referred to as “Industrial Activities.”
The following discussion and analysis should be read in conjunction with our unaudited condensed consolidated financial statements and the notes to our unaudited condensed consolidated financial statements in this report, as well as our annual report on Form 20-F for the year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission (“SEC”). Results for the interim periods presented are not necessarily indicative of the results to be expected for the full fiscal year due to seasonal and other factors.
Certain financial information in this report has been presented by geographic area. Starting from the first quarter of 2019, the composition of CNH Industrial's regions has been revised as follows: (1) North America; (2) Europe; (3) South America and (4) Rest of World. The geographic designations have the following meanings:

•	North America (formerly NAFTA): United States, Canada and Mexico;

•	Europe: member countries of the European Union, European Free Trade Association, Ukraine, and Balkans, formerly included in EMEA;

•	South America (formerly LATAM): Central and South America, and the Caribbean Islands; and

•
Rest of World: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine), formerly included in APAC, and African continent and Middle East, formerly included in EMEA.

Non-GAAP Financial Measures
We monitor our operations through the use of several non-GAAP financial measures. We believe that these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the reader’s ability to assess our financial performance and financial position. These measures facilitate management’s ability to identify operational trends as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These financial measures have no standardized meaning in U.S. GAAP, and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP.
Our primary non-GAAP financial measures are defined as follows:
Adjusted EBIT
Adjusted EBIT is defined as net income (loss) before income taxes, interest expenses of Industrial Activities, net, restructuring expenses, the finance and non-service component of pension and other post-employment costs, foreign exchange gains/(losses) and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers to be rare or discrete events that are infrequent in nature and not reflective of on-going operational activities. We provide a reconciliation of Net Income (Loss), the most directly comparable U.S. GAAP financial measure included in our consolidated statements of operations, to Adjusted EBIT and Adjusted EBITDA.
Adjusted EBITDA
Adjusted EBITDA is defined as Adjusted EBIT plus depreciation and amortization including on assets sold under operating leases and assets sold under buy-back commitments. We provide a reconciliation of Net Income (Loss), the most directly comparable U.S. GAAP financial measure included in our consolidated statements of operations, to Adjusted EBIT and Adjusted EBITDA.

Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt)
Net Debt is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash and derivative hedging debt. We provide a reconciliation of Total Debt, which is the most directly comparable U.S. GAAP financial measure included in our consolidated balance sheets, to Net Debt. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.
Revenues on a Constant Currency Basis
We discuss the fluctuations in revenues on a constant currency basis by applying the prior-year average exchange rates to current year’s revenue expressed in local currency in order to eliminate the impact of foreign exchange (“FX”) rate fluctuations.
Free Cash Flow of Industrial Activities
Free Cash Flow of Industrial Activities (or Industrial Free Cash Flow): refers to Industrial Activities, only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in assets sold under buy-back commitments, assets under operating leases, property, plant and equipment and intangible assets; change in derivatives hedging debt of Industrial Activities; as well as other changes and intersegment eliminations.

RESULTS OF OPERATIONS
The operations, and key financial measures and financial analysis, differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding our consolidated operations and financial results. For further information, see “Note 19: Supplemental Information” to our condensed consolidated financial statements for the nine months ended September 30, 2019, where we present supplemental consolidating data split by Industrial Activities and Financial Services. Industrial Activities include the Financial Services business on the equity basis of accounting. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated data.
Planned Spin-off of On-Highway Business
On September 3, 2019, the Company announced its intention to separate its "On-Highway" (commercial vehicles and powertrain) and "Off-Highway" (agriculture, construction and specialty vehicles) businesses. The separation is expected to be effected through the spin-off of CNH Industrial N.V.’s equity interest in "On-Highway" to CNH Industrial N.V. shareholders. The proposed spin-off is expected to be completed in early 2021, subject to approval at an Extraordinary General Meeting of shareholders.

Three Months Ended September 30, 2019 Compared to Three Months Ended September 30, 2018
Consolidated Results of Operations

	Three Months Ended September 30,
	2019	2018
	(in millions)
Revenues:
Net sales	$5,892	$6,245
Finance, interest and other income	468	441
Total Revenues	6,360	6,686
Costs and Expenses:
Cost of goods sold	5,015	5,162
Selling, general and administrative expenses	540	523
Research and development expenses	238	254
Restructuring expenses	42	8
Interest expense	192	189
Other, net	173	199
Total Costs and Expenses	6,200	6,335
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	160	351
Income tax (expense) benefit	486	(131)
Equity in income of unconsolidated subsidiaries and affiliates	(3)	11
Net income	643	231
Net income attributable to noncontrolling interests	6	9
Net income attributable to CNH Industrial N.V.	$637	$222
Revenues
We recorded revenues of $6,360 million for the third quarter of 2019, down 4.9% compared to the third quarter of 2018 (down 2.6% on a constant currency basis). Net sales of Industrial Activities were $5,892 million in the third quarter of 2019, down 5.7% compared to the third quarter of 2018 (down 3.2% on a constant currency basis), as lower sales volume and negative currency translation offset positive price realization.
Cost of Goods Sold
Cost of goods sold were $5,015 million for the third quarter of 2019 compared with $5,162 million for the third quarter of 2018. As a percentage of net sales of Industrial Activities, cost of goods sold was 85.1% in the third quarter of 2019 (82.7% for the third quarter of 2018). In the third quarter of 2019, cost of goods sold includes $135 million of asset optimization charges included in the Company's previously announced 'Transform 2 Win' Strategy.
Selling, General and Administrative Expenses
Selling, general and administrative expenses were $540 million during the third quarter of 2019 (8.5% of total revenues), up $17 million compared to the third quarter of 2018 (7.8% of total revenues).
Research and Development Expenses
For the third quarter of 2019, research and development expenses were $238 million compared to $254 million for the third quarter of 2018. The expenses in both periods were primarily attributable to spending on engine development costs associated with emission requirements and continued investment in new products.

Restructuring Expenses
Restructuring expenses for the third quarter of 2019 were $42 million, compared to $8 million for the third quarter of 2018. The expenses in the third quarter of 2019 were primarily attributable to actions taken by CNH Industrial in the context of the 'Transform 2 Win' Strategy announced on September 3, 2019. Restructuring costs recognized in the period refer to the assets write-offs related to the recently announced closure of two plants and other activities related to the previously announced launch of a new organization structure focused on operating segments.
Interest Expense
Interest expense was $192 million for the third quarter of 2019 compared to $189 million for the third quarter of 2018. The interest expense attributable to Industrial Activities for the third quarter of 2019, net of interest income and eliminations, was $62 million compared to $79 million in the third quarter of 2018. The decrease was primarily attributable to refinancing and early retirement of certain high yield debt.
Other, net
Other, net expenses were $173 million for the third quarter of 2019 and includes a pre-tax gain of $30 million as a result of the Benefit Modification Amortization over approximately 4.5 years of the $527 million positive impact from the Benefit Modification. Other, net expenses for the third quarter of 2019 also included foreign exchange losses of $19 million. Other, net expenses were $199 million for the third quarter of 2018 and included a pre-tax gain of $30 million due to the Benefit Modification Amortization. Other, net expenses for the third quarter of 2018 included foreign exchange losses of $12 million.
Income Taxes

	Three Months Ended September 30,
	2019	2018
	(in millions, except percentages)
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	$160	$351
Income tax (expense) benefit	$486	$(131)
Effective tax rate	(303.8)%	37.3%
Income tax benefit for the third quarter of 2019 was $486 million compared to income tax expense of $131 million for the third quarter of 2018. The effective tax rates for the third quarter of 2019 and 2018 were (303.8)% and 37.3%, respectively. The 2019 effective tax rate was primarily caused by a $539 million non-cash tax benefit associated with releasing valuation allowances on certain of the Company's deferred tax assets. Excluding the impacts of the non-cash tax benefit, restructuring, the Benefit Modification Amortization, and the asset optimization charges taken due to actions included in the 'Transform 2 Win' Strategy, the effective tax rate was 28% in the third quarter of 2019. Excluding the impacts of restructuring, the Benefit Modification Amortization and other discrete tax items, the effective tax rate was 36% in the third quarter of 2018.
Equity in Income of Unconsolidated Subsidiaries and Affiliates
Equity in income of unconsolidated subsidiaries and affiliates totaled $(3) million and $11 million for the third quarter of 2019 and 2018, respectively.
Net Income
Net income was $643 million in the third quarter of 2019, compared to net income of $231 million in the third quarter of 2018. In the third quarter of 2019, net income included a $539 million non-cash tax benefit due to the release of valuation allowances on certain net deferred tax assets and a charge of $135 million related to the asset optimization portion of the 'Transform 2 Win' Strategy. Net income also included a pre-tax gain of $30 million ($23 million net of tax impact) as a result of the Benefit Modification Amortization and a $42 million restructuring expense. In the third quarter of 2018, net income included $30 million ($23 million net of tax impact) as a result of the Benefit Modification Amortization and a charge of $8 million of restructuring expenses.
Industrial Activities and Business Segments
The following tables show revenues, Adjusted EBIT and Adjusted EBITDA by segment. We have also included a discussion of our results by Industrial Activities and each of our business segments.

	Three Months Ended September 30,
	2019	2018	% Change	% Change Excl. FX
	(in millions, except percentages)
Revenues:
Agriculture	$2,446	$2,636	(7.2)%	(6.0)%
Construction	664	726	(8.5)%	(7.8)%
Commercial and Specialty Vehicles	2,331	2,404	(3.0)%	0.9%
Powertrain	940	972	(3.3)%	0.5%
Eliminations and other	(489)	(493)
Total Net sales of Industrial Activities	5,892	6,245	(5.7)%	(3.2)%
Financial Services	487	469	3.8%	4.6%
Eliminations and other	(19)	(28)
Total Revenues	$6,360	$6,686	(4.9)%	(2.6)%

	Three Months Ended September 30,
	2019	2018	$ Change	2019 Adj EBIT Margin	2018 Adj EBIT Margin
	(in millions, except percentages)
Adjusted EBIT by segment:
Agriculture	$152	$196	$(44)	6.2%	7.4%
Construction	10	26	(16)	1.5%	3.6%
Commercial and Specialty Vehicles	70	68	2	3.0%	2.8%
Powertrain	81	82	(1)	8.6%	8.4%
Unallocated items, eliminations and other	(29)	(51)	22
Total Industrial Activities	284	321	(37)	4.8%	5.1%
Financial Services	117	123	(6)	24.0%	26.2%
Eliminations and other	—	—	—
Adjusted EBIT	$401	$444	$(43)	6.3%	6.6%

	Three Months Ended September 30,
	2019	2018	$ Change	2019 Adj EBITDA Margin	2018 Adj EBITDA Margin
	(in millions, except percentages)
Adjusted EBITDA by segment:
Agriculture	$221	$272	$(51)	9.0%	10.3%
Construction	23	41	(18)	3.5%	5.6%
Commercial and Specialty Vehicles	196	216	(20)	8.4%	9.0%
Powertrain	110	113	(3)	11.7%	11.6%
Unallocated items, eliminations and other	(27)	(51)	24
Total Industrial Activities	523	591	(68)	8.9%	9.5%
Financial Services	177	182	(5)	36.3%	38.8%
Eliminations and other	—	—	—
Adjusted EBITDA	$700	$773	$(73)	11.0%	11.6%
Net sales of Industrial Activities were $5,892 million during the third quarter of 2019, down 5.7% compared to the third quarter of 2018 (down 3.2% on a constant currency basis), as lower sales volume and negative currency translation offset positive price realization.
Adjusted EBIT of Industrial Activities was $284 million during the third quarter of 2019 ($321 million during the third quarter of 2018), equivalent to an Adjusted EBIT margin of 4.8%, down 30 basis points compared to the third quarter of 2018.

Adjusted EBITDA of Industrial Activities was $523 million during the third quarter of 2019 compared to $591 million during the third quarter of 2018, with an Adjusted EBITDA margin of 8.9% (9.5% in the third quarter of 2018).
Business Segment Performance
Agriculture
Net Sales
The following table shows Agriculture net sales by geographic region for the three months ended September 30, 2019 compared to the three months ended September 30, 2018:
Agriculture Sales—by geographic region:

	Three Months Ended September 30,
(in millions, except percentages)	2019	2018	% Change
North America	$877	$945	(7.2)%
Europe	788	822	(4.1)%
South America	406	401	1.2%
Rest of World	375	468	(19.9)%
Total	$2,446	$2,636	(7.2)%
Agriculture's net sales decreased 7.2% in the third quarter of 2019 compared to the third quarter of 2018 (down 6.0% on a constant currency basis). Industry volume deceleration, coupled with an unfavorable product mix, drove sales down, primarily in North America and the Rest of World geographies. This was partially offset by a sustained price realization performance in excess of 2 percentage points.
For the third quarter of 2019, worldwide industry unit sales for tractors were down 5% compared to the third quarter of 2018, while worldwide industry sales for combines were down 9%. In North America, industry volumes in the over 140 horsepower (“hp”) tractor market sector were down 5% and combines were down 12%. Industry volumes for under 140 hp tractors in North America were up 5%. European markets were up 2% and down 13% for tractors and combines, respectively. In South America, the tractor market decreased 13% and the combine market was flat. Rest of World markets decreased 7% for tractors and 10% for combines.
Adjusted EBIT
Adjusted EBIT was $152 million in the third quarter of 2019 ($196 million in the third quarter of 2018), representing an adjusted EBIT margin at 6.2%. Net price realization and sustained aftermarket activity were more than offset by the unfavorable volume and product mix impact, the lower fixed cost absorption primarily due to production adjustments to reflect the lower industry demand levels experienced during the third quarter, as well as higher product costs as result of increased raw material and tariffs.
Construction
Net Sales
The following table shows Construction net sales by geographic region for the three months ended September 30, 2019 compared to the three months ended September 30, 2018:
Construction Sales—by geographic region:

	Three Months Ended September 30,
(in millions, except percentages)	2019	2018	% Change
North America	$341	$388	(12.1)%
Europe	105	116	(9.5)%
South America	96	83	15.7%
Rest of World	122	139	(12.2)%
Total	$664	$726	(8.5)%

Construction's net sales decreased 8.5% in the third quarter of 2019 compared to the third quarter of 2018 (down 7.8% on a constant currency basis), as a result of lower production and sales volume in North America to rebalance channel inventory and in certain Rest of World markets as a result of lower industry demand, partially offset by positive price realization.
During the third quarter of 2019, Construction’s worldwide compact equipment industry sales were flat compared to the third quarter of 2018. Worldwide general equipment and road building and site equipment industry sales were down 5% and 7%, respectively.
Adjusted EBIT
Adjusted EBIT was $10 million in the third quarter of 2019 ($26 million in the third quarter of 2018), representing an adjusted EBIT margin of 1.5%. The decrease was due mainly to higher raw material cost and tariffs and to an acceleration of spending related to our quality excellence initiative, as announced at the Capital Markets Day held on September 3, 2019. These negative factors were partially offset by positive net price realization.
Commercial and Specialty Vehicles
Net Sales
The following table shows Commercial and Specialty Vehicles’ net sales by geographic region for the three months ended September 30, 2019 compared to the three months ended September 30, 2018:
Commercial and Specialty Vehicles Sales—by geographic region:

	Three Months Ended September 30,
(in millions, except percentages)	2019	2018	% Change
North America	$17	$3	n.m.
Europe	1,894	1,935	(2.1)%
South America	126	167	(24.6)%
Rest of World	294	299	(1.7)%
Total	$2,331	$2,404	(3.0)%
n.m. – not meaningful
Commercial and Specialty Vehicles’ net sales decreased 3.0% in the third quarter of 2019 compared to the third quarter of 2018 (substantially flat on a constant currency basis). Decreased volume in truck and bus, primarily related to the non-repeat of fleet transactions in Medium-duty trucks in Europe and extremely low industry demand in Argentina, were offset by increased deliveries in specialty vehicles and sustained activity in aftermarket.
During the third quarter of 2019, the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, decreased 1% compared to the same period in 2018. In Europe, the Light Commercial Vehicles (“LCV”) market (GVW 3.5-7.49 tons) increased 11% and the Medium & Heavy (“M&H”) truck market (GVW ≥7.5 tons) decreased 21%. In South America, new truck registrations (GVW ≥3.5 tons) increased 20% over the same period of 2018 with an increase of 32% in Brazil, partially offset by a decrease of 30% in Argentina. In Rest of World, new truck registrations decreased by 5%.
In the third quarter of 2019, trucks’ estimated market share in the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was 11.4%, flat compared to the third quarter of 2018. Trucks' market share in South America in the third quarter of 2019 was 7.0%, down 1.8 p.p. compared to the third quarter of 2018.
Commercial and Specialty Vehicles delivered approximately 28,700 vehicles (including buses and specialty vehicles) in the third quarter of 2019, representing an 8% decrease from the same prior-year period. Volumes were 7% and 13% lower in LCV and M&H truck segments, respectively. Commercial and Specialty Vehicles’ deliveries were 5% lower in Europe and decreased 25% and 11% in South America and in Rest of World, respectively.
In the third quarter of 2019, trucks’ ratio of orders received to units shipped and billed, or book-to-bill ratio, for the European truck market was 0.91. In the third quarter of 2019, truck order intake in Europe decreased 10% compared to the third quarter of 2018, with a decrease of 12% and 1% in LCV and in M&H, respectively.
Adjusted EBIT
Adjusted EBIT was $70 million in the third quarter of 2019 ($68 million in the third quarter of 2018) and includes a gain of $50 million realized from granting to Nikola Corporation access to certain Iveco technology as part of the consideration for the initial interest in Nikola. Absent the Nikola gain, the adjusted EBIT would have been $20 million, a reduction of $48 million compared to the prior year, primarily due to higher production costs, mainly related to inflationary cost increases and supply chain inefficiencies in our truck and bus business, and higher expenses related to the launch of the new S-Way heavy-duty truck. Adjusted EBIT margin including the Nikola gain was 3.0% in third quarter of 2019, and was 0.9% excluding the Nikola deal.
Powertrain
Net Sales
Powertrain's net sales decreased 3.3% in the third quarter of 2019 compared to the third quarter of 2018 (substantially flat on a constant currency basis). Sales to external customers accounted for 51% of total net sales (52% in the third quarter of 2018).
During the third quarter of 2019, Powertrain sold approximately 139,900 engines, an increase of 4% compared to the third quarter of 2018. In terms of major customers, 22% of engine units were supplied to Commercial and Specialty Vehicles, 17% to Agriculture, 5% to Construction and the remaining 56% to external customers. Additionally, Powertrain delivered approximately 14,400 transmissions, a decrease of 7% compared to the third quarter of 2018, and approximately 35,900 axles, an increase of 3% compared to the third quarter of 2018.
Adjusted EBIT
Adjusted EBIT was $81 million for the third quarter of 2019 ($82 million in the third quarter of 2018), with positive net pricing and product cost efficiencies offset by an unfavorable mix of engine sales and increased product development activity supporting Powertrain’s electrification and alternative propulsion strategy. As well, incremental selling expenses were incurred related to the development of the third-party business portfolio, where certain new contracts were awarded during the quarter with a run-rate revenue potential in excess of $150 million annually. Adjusted EBIT margin was 8.6% in the third quarter of 2019 (up 20 bps compared to the third quarter of 2018).
Financial Services
Finance, Interest and Other Income
Financial Services' revenues totaled $487 million in the third quarter of 2019, a 3.8% increase compared to the third quarter of 2018 (up 4.6% on a constant currency basis), primarily due to higher average portfolios.
Net Income
Net income of Financial Services was $82 million for the third quarter of 2019, a decrease of $10 million compared to the third quarter of 2018, primarily attributable to differences in risk cost accruals period to period, and an acceleration of aged used equipment liquidation. Delinquencies continue to improve and reached a historical low of 2.8% in the third quarter of 2019.
In the third quarter of 2019, retail loan originations, including unconsolidated joint ventures, were $2.4 billion, flat compared to the third quarter of 2018. The managed portfolio, including unconsolidated joint ventures, was $25.5 billion as of September 30, 2019 (of which retail was 62% and wholesale 38%), flat compared to September 30, 2018. Excluding the impact of currency translation, the managed portfolio increased $0.8 billion compared to the same period in 2018.

Reconciliation of Net Income (Loss) to Adjusted EBIT and Adjusted EBITDA
The following table includes the reconciliation of Adjusted EBIT and Adjusted EBITDA, non-GAAP financial measures, to net income, the most comparable U.S. GAAP financial measure.

	Three Months Ended September 30,
	2019	2018
	(in millions)
Net income	$643	$231
Income tax expense	(486)	131
Interest expenses of Industrial Activities, net of interest income and eliminations	62	79
Foreign exchange (gains) losses, net	19	12
Finance and non-service component of Pension and other post-employment benefit costs	(16)	(17)
Restructuring expenses	42	8
Other discrete items(1)	137	—
Adjusted EBIT	$401	$444
Depreciation and Amortization	162	174
Depreciation of assets under operating leases and assets sold with buy-back commitments	137	155
Adjusted EBITDA	$700	$773
(1) For the three months ended September 30, 2019, this item includes other asset optimization charges for $135 million due to actions included in the 'Transform 2 Win' Strategy.

Nine Months Ended September 30, 2019 Compared to Nine Months Ended September 30, 2018
Consolidated Results of Operations

	Nine Months Ended September 30,
	2019	2018
	(in millions)
Revenues:
Net sales	$18,966	$20,124
Finance, interest and other income	1,418	1,380
Total Revenues	20,384	21,504
Costs and Expenses:
Cost of goods sold	15,732	16,606
Selling, general and administrative expenses	1,634	1,706
Research and development expenses	755	743
Restructuring expenses	78	16
Interest expense	570	581
Other, net	552	752
Total Costs and Expenses	19,321	20,404
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	1,063	1,100
Income tax (expense) benefit	261	(312)
Equity in income of unconsolidated subsidiaries and affiliates	10	53
Net income	1,334	841
Net income attributable to noncontrolling interests	26	27
Net income attributable to CNH Industrial N.V.	$1,308	$814
Revenues
We recorded revenues of $20,384 million for the nine months ended September 30, 2019, a decrease of 5.2% (down 0.9% on a constant currency basis) compared to the nine months ended September 30, 2018. Net sales of Industrial Activities were $18,966 million in the nine months ended September 30, 2019, a decrease of 5.8% (down 1.3% on a constant currency basis) compared to the prior period as a result of an unfavorable foreign currency translation impact and lower sales volume.
Cost of Goods Sold
Cost of goods sold were $15,732 million for the nine months ended September 30, 2019 compared with $16,606 million for the nine months ended September 30, 2018. As a percentage of net sales of Industrial Activities, cost of goods sold was 82.9% in the nine months ended September 30, 2019 (82.5% for the nine months ended September 30, 2018). For the nine months ended September 30, 2019, cost of goods sold includes $135 million of asset optimization charges included in the Company's previously announced 'Transform 2 Win' Strategy.
Selling, General and Administrative Expenses
Selling, general and administrative expenses were $1,634 million during the nine months ended September 30, 2019 (8.0% of total revenues), down $72 million compared to the nine months ended September 30, 2018 (7.9% of total revenues).
Research and Development Expenses
For the nine months ended September 30, 2019, research and development expenses were $755 million compared to $743 million for the nine months ended September 30, 2018. The expenses in both periods were primarily attributable to spending on engine development costs associated with emission requirements and continued investment in new products.

Restructuring Expenses
Restructuring expenses for the nine months ended September 30, 2019 were $78 million compared to $16 million for the nine months ended September 30, 2018. The expenses in the nine months ended September 30, 2019 were primarily attributable to actions taken by CNH Industrial in the context of the 'Transform 2 Win' Strategy announced on September 3, 2019. Restructuring costs recognized in the period refer to asset write-offs related to the recently announced closure of two plants and other activities related to the previously announced launch of a new organization structure focused on operating segments.
Interest Expense
Interest expense was $570 million for the nine months ended September 30, 2019 compared to $581 million for the nine months ended September 30, 2018. The interest expense attributable to Industrial Activities for the nine months ended September 30, 2019, net of interest income and eliminations, was $181 million compared to $260 million in the nine months ended September 30, 2018. The decrease was primarily attributable to refinancing and early retirement of certain high yield debt, as well as lower average indebtedness.
Other, net
Other, net expenses were $552 million for the nine months ended September 30, 2019 and includes a pre-tax gain of $90 million as a result of the Benefit Modification Amortization over approximately 4.5 years of the $527 million positive impact from the Benefit Modification and foreign exchange losses of $39 million. Other, net expenses were $752 million for the nine months ended September 30, 2018 and included a pre-tax gain of $50 million due to the Benefit Modification Amortization and foreign exchange losses of $134 million.
Income Taxes

	Nine Months Ended September 30,
	2019	2018
	(in millions, except percentages)
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	$1,063	$1,100
Income tax (expense) benefit	$261	$(312)
Effective tax rate	(24.6)%	28.4%
Income tax benefit for the nine months ended September 30, 2019 was $261 million compared to income tax expense of $312 million for the nine months ended September 30, 2018. The effective tax rates for the nine months ended September 30, 2019 and 2018 were (24.6)% and 28.4%, respectively. The 2019 effective tax rate was primarily caused by the $539 million non-cash tax benefit, partially offset by restructuring expenses, discrete items, and pre-tax gain on the modification of a U.S healthcare plan. Excluding the impacts of the non-cash tax benefit, restructuring, the Benefit Modification Amortization, and the asset optimization charges taken due to actions included in the 'Transform 2 Win' Strategy, the effective tax rate was 25% in the nine months ended September 30, 2019. Excluding the impacts of restructuring, the Benefit Modification Amortization and other discrete tax items, the effective tax rate was 28% in the nine months ended September 30, 2018.
Equity in Income of Unconsolidated Subsidiaries and Affiliates
Equity in income of unconsolidated subsidiaries and affiliates totaled $10 million and $53 million for the nine months ended September 30, 2019 and 2018, respectively.
Net Income
Net income was $1,334 million in the nine months ended September 30, 2019 compared to net income of $841 million in the nine months ended September 30, 2018. Net income of $1,334 million in the nine months ended September 30, 2019 included a $539 million non-cash tax benefit due to the release of valuation allowances on certain net deferred tax assets accounted for in the third quarter of 2019, a charge of $135 million related to the asset optimization portion of the 'Transform 2 Win' Strategy, a pre-tax gain of $90 million ($68 million net of tax impact) as a result of the Benefit Modification Amortization and a $78 million restructuring expense. In the nine months ended September 30, 2018, net income included $50 million ($38 million net of tax impact) as a result of the Benefit Modification Amortization and a charge of $16 million of restructuring expenses.

Industrial Activities and Business Segments
The following tables show revenues, Adjusted EBIT and Adjusted EBITDA by segment. We have also included a discussion of our results by Industrial Activities and each of our business segments.

	Nine Months Ended September 30,
	2019	2018	% Change	% Change Excl. FX
	(in millions, except percentages)
Revenues:
Agriculture	$8,031	$8,527	(5.8)%	(2.6)%
Construction	2,061	2,207	(6.6)%	(4.3)%
Commercial and Specialty Vehicles	7,443	7,788	(4.4)%	1.8%
Powertrain	3,109	3,376	(7.9)%	(2.3)%
Eliminations and other	(1,678)	(1,774)
Total Net sales of Industrial Activities	18,966	20,124	(5.8)%	(1.3)%
Financial Services	1,480	1,469	0.7%	3.3%
Eliminations and other	(62)	(89)
Total Revenues	$20,384	$21,504	(5.2)%	(0.9)%

	Nine Months Ended September 30,
	2019	2018	$ Change	2019 Adj EBIT Margin	2018 Adj EBIT Margin
	(in millions, except percentages)
Adjusted EBIT by segment:
Agriculture	$661	$778	$(117)	8.2%	9.1%
Construction	48	59	(11)	2.3%	2.7%
Commercial and Specialty Vehicles	221	209	12	3.0%	2.7%
Powertrain	279	285	(6)	9.0%	8.4%
Unallocated items, eliminations and other	(120)	(178)	58
Total Industrial Activities	1,089	1,153	(64)	5.7%	5.7%
Financial Services	372	407	(35)	25.1%	27.7%
Eliminations and other	—	—	—
Adjusted EBIT	$1,461	$1,560	$(99)	7.2%	7.3%

	Nine Months Ended September 30,
	2019	2018	$ Change	2019 Adj EBITDA Margin	2018 Adj EBITDA Margin
	(in millions, except percentages)
Adjusted EBITDA by segment:
Agriculture	$874	$1,009	$(135)	10.9%	11.8%
Construction	90	105	(15)	4.4%	4.8%
Commercial and Specialty Vehicles	599	661	(62)	8.0%	8.5%
Powertrain	371	383	(12)	11.9%	11.3%
Unallocated items, eliminations and other	(118)	(177)	59
Total Industrial Activities	1,816	1,981	(165)	9.6%	9.8%
Financial Services	558	595	(37)	37.7%	40.5%
Eliminations and other	—	—	—
Adjusted EBITDA	$2,374	$2,576	$(202)	11.6%	12.0%
Net sales of Industrial Activities were $18,966 million during the nine months ended September 30, 2019, down 5.8% compared to the nine months ended September 30, 2018 (down 1.3% on a constant currency basis), as a result of unfavorable foreign currency translation and lower sales volume.
Adjusted EBIT of Industrial Activities was $1,089 million during the nine months ended September 30, 2019 compared to $1,153 million during the nine months ended September 30, 2018, with an Adjusted EBIT margin of 5.7%, flat compared to the nine months ended September 30, 2018.
Adjusted EBITDA of Industrial Activities was $1,816 million during the nine months ended September 30, 2019 compared to $1,981 million during the nine months ended September 30, 2018, with an Adjusted EBITDA margin of 9.6%, flat compared to the nine months ended September 30, 2018.
Business Segment Performance
Agriculture
Net Sales
The following table shows Agriculture net sales by geographic region for the nine months ended September 30, 2019 compared to the nine months ended September 30, 2018:
Agriculture Sales—by geographic region:

	Nine Months Ended September 30,
(in millions, except percentages)	2019	2018	% Change
North America	$2,843	$2,793	1.8%
Europe	2,921	3,113	(6.2)%
South America	1,126	1,110	1.4%
Rest of World	1,141	1,511	(24.5)%
Total	$8,031	$8,527	(5.8)%
Agriculture's net sales decreased 5.8% in the nine months ended September 30, 2019 compared to the nine months ended September 30, 2018, down 2.6% on a constant currency basis, as a result of lower sales volume primarily in North America and Rest of World, and negative impact of foreign currency translation, partially offset by sustained positive price realization.

For the nine months ended September 30, 2019, worldwide industry unit sales for tractors were down 7% compared to the nine months ended September 30, 2018, while worldwide industry sales for combines were down 2%. In North America, industry volumes in the over 140 hp tractor market sector were down 4% and combines were down 7%. Industry volumes for under 140 hp tractors in North America were up 4%. European markets were up 8% and down 18% for tractors and combines, respectively. In South America, the tractor market decreased 11% and the combine market increased 7%. Rest of World markets decreased 12% for tractors and increased 3% for combines.
Adjusted EBIT
Adjusted EBIT was $661 million for the nine months ended September 30, 2019 ($778 million for the nine months ended September 30, 2018), with Adjusted EBIT margin at 8.2%. Positive net price realization and sustained aftermarket activity was more than offset by unfavorable volume and product mix, lower fixed cost absorption and higher raw material product costs as a result of increased tariffs.
Construction
Net Sales
The following table shows Construction net sales by geographic region for the nine months ended September 30, 2019 compared to the nine months ended September 30, 2018:
Construction Sales—by geographic region:

	Nine Months Ended September 30,
	2019	2018	% Change
North America	$1,035	$1,113	(7.0)%
Europe	371	389	(4.6)%
South America	255	252	1.2%
Rest of World	400	453	(11.7)%
Total	$2,061	$2,207	(6.6)%
Construction's net sales decreased 6.6% for the nine months ended September 30, 2019 compared to the nine months ended September 30, 2018, down 4.3% on a constant currency basis, primarily due to production and sales volume in North America to rebalance channel inventory and weaker markets in Rest of World, partially offset by positive price realization.
During the nine months ended September 30, 2019, Construction’s worldwide compact equipment industry sales were up 4% compared to the nine months ended September 30, 2018, while worldwide general equipment industry sales were down 1% compared to the nine months ended September 30, 2018 and worldwide road building and site equipment industry sales were down 9%.
Adjusted EBIT
Adjusted EBIT was $48 million for the nine months ended September 30, 2019 (down $11 million compared to the nine months ended September 30, 2018), with an Adjusted EBIT margin of 2.3%. The decrease was due to the increase in raw material costs, tariffs, and spending related to the quality excellence initiative in North America, partially offset by positive net price realization.
Commercial and Specialty Vehicles
Net Sales
The following table shows Commercial and Specialty Vehicles’ net sales by geographic region for the nine months ended September 30, 2019 compared to the nine months ended September 30, 2018:

Commercial and Specialty Vehicles Sales—by geographic region:

	Nine Months Ended September 30,
(in millions, except percentages)	2019	2018	% Change
North America	$47	$9	n.m.
Europe	6,033	6,263	(3.7)%
South America	433	555	(22.0)%
Rest of World	930	961	(3.2)%
Total	$7,443	$7,788	(4.4)%
Commercial and Specialty Vehicles’ net sales decreased 4.4% in the nine months ended September 30, 2019 compared to the nine months ended September 30, 2018 (up 1.8% on a constant currency basis). Positive price across all geographies was more than offset by the negative impact of foreign currency translation.
During the nine months ended September 30, 2019, the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, increased 9% compared to the same period in 2018. In Europe, the LCV market (GVW 3.5-7.49 tons) increased 12% and the M&H truck market (GVW ≥7.5 tons) increased 3%. In South America, new truck registrations (GVW ≥3.5 tons) increased 20% over the same period of 2018 with an increase of 43% in Brazil, partially offset by a decrease of 44% in Argentina. In Rest of World, new truck registrations decreased by 9%.
In the nine months ended September 30, 2019, trucks’ estimated market share in the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was 10.7%, down 1.1 percentage points compared to the nine months ended September 30, 2018. In the nine months ended September 30, 2019, trucks' market share in South America was 7.6%, down 2.3 p.p. compared to the nine months ended September 30, 2018.
Commercial and Specialty Vehicles delivered approximately 99,200 vehicles (including buses and specialty vehicles) in the nine months ended September 30, 2019, representing a 5% decrease compared to the same period of 2018. Volumes were down 2% in LCV and 15% lower in M&H truck segments. Commercial and Specialty Vehicles’ deliveries were lower 3% in Europe, and decreased 18% and 11% in South America and in Rest of World, respectively.
Adjusted EBIT
Adjusted EBIT was $221 million for the nine months ended September 30, 2019 ($209 million in the nine months ended September 30, 2018) and includes a gain of $50 million realized from granting to Nikola access to certain Iveco technology as part of the consideration for the initial interest in Nikola. Absent the Nikola gain, the adjusted EBIT would have been $171 million, a reduction of $38 million compared to the prior year due to higher production costs, mainly related to inflationary cost increases and supply chain inefficiencies in our truck and bus business and higher expenses related to the launch of the new S-Way heavy-duty truck. Adjusted EBIT margin including the Nikola gain increased 30 bps to 3.0% compared to the nine months ended September 30, 2018.
Powertrain
Net Sales
Powertrain's net sales decreased 7.9% in the nine months ended September 30, 2019 compared to the nine months ended September 30, 2018, down 2.3% on a constant currency basis due to lower sales volume. Sales to external customers accounted for 49% of total net sales (50% in the nine months ended September 30, 2018).
During the nine months ended September 30, 2019, Powertrain sold approximately 449,100 engines, a decrease of 1% compared to the nine months ended September 30, 2018. In terms of major customers, 25% of engine units were supplied to Commercial and Specialty Vehicles, 17% to Agriculture, 5% to Construction and the remaining 53% to external customers. Additionally, Powertrain delivered approximately 49,400 transmissions, a decrease of 10% compared to the nine months ended September 30, 2018, and approximately 133,000 axles, a decrease of 2% compared to the nine months ended September 30, 2018.
Adjusted EBIT
Adjusted EBIT was $279 million for the nine months ended September 30, 2019 ($285 million in the nine months ended September 30, 2018). Manufacturing efficiencies, favorable product mix and positive pricing were more than offset by higher product development investments supporting Powertrain's electrification and alternative propulsion strategy and negative foreign exchange impacts. Adjusted EBIT margin increased 60 bps to 9.0% in the nine months ended September 30, 2019.
Financial Services
Finance, Interest and Other Income
Financial Services' revenues totaled $1,480 million in the nine months ended September 30, 2019, a 0.7% increase compared to the nine months ended September 30, 2018 (up 3.3% on a constant currency basis), primarily due to higher used equipment sales and higher average portfolios, partially offset by pricing and the negative impact from the foreign currency translation.
Net Income
Net income of Financial Services was $268 million for the nine months ended September 30, 2019 compared to $297 million for the nine months ended September 30, 2018. The decrease is primarily attributable to pricing, the negative impact from currency translation and risk cost accruals, offset by higher average portfolios in South America and Rest of World and improved operating lease performance.
In the nine months ended September 30, 2019, retail loan originations, including unconsolidated joint ventures, were $7.1 billion, down $0.1 billion compared to the nine months ended September 30, 2018. The managed portfolio, including unconsolidated joint ventures, was $25.5 billion as of September 30, 2019 (of which retail was 62% and wholesale 38%), flat compared to September 30, 2018 (up $0,8 billion on a constant currency basis).
Reconciliation of Net Income (Loss) to Adjusted EBIT and Adjusted EBITDA
The following table includes the reconciliation of Adjusted EBIT and Adjusted EBITDA, non-GAAP financial measures, to net income, the most comparable U.S. GAAP financial measure.

	Nine Months Ended September 30,
	2019	2018
	(in millions)
Net income	$1,334	$841
Income tax expense	(261)	312
Interest expenses of Industrial Activities, net of interest income and eliminations	181	260
Foreign exchange (gains) losses, net	39	134
Finance and non-service component of Pension and other post-employment benefit costs	(47)	(3)
Restructuring expenses	78	16
Other discrete items(1)	$137	$—
Adjusted EBIT	$1,461	$1,560
Depreciation and Amortization	494	538
Depreciation of assets under operating leases and assets sold with buy-back commitments	419	478
Adjusted EBITDA	$2,374	$2,576
(1) For the nine months ended September 30, 2019, this item mainly includes other asset optimization charges for $135 million due to actions included in the 'Transform 2 Win' Strategy.
CRITICAL ACCOUNTING POLICIES
See our critical accounting policies discussed in the Management’s Discussion and Analysis of the most recent annual report filed on Form 20-F. There have been no material changes to these policies.
LIQUIDITY AND CAPITAL RESOURCES
The following discussion of liquidity and capital resources principally focuses on our condensed consolidated statements of cash flows and our condensed consolidated balance sheets. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories. Whenever necessary, funds from operating activities are supplemented from external sources. We expect to have available cash reserves and cash generated from operations and from sources of debt and financing activities that are sufficient to fund our working capital requirements, capital expenditures and debt service at least through the next twelve months.
Cash Flows
During the nine months ended September 30, 2019, consolidated cash, cash equivalents and restricted cash decreased by $1,638 million primarily as a result of $1,960 million usage in working capital, the repayment of the remaining outstanding CNH Industrial Finance Europe S.A. 2.75% notes for $621 million (€547 million), and of the CNH Industrial Capital LLC 3.375% notes for $500 million (€445 million), and the distribution of annual dividend to CNH Industrial N.V.'s shareholders for $275 million, partially offset by the issuance of €600 million ($679 million) in principal amount of 1.75% CNH Industrial Finance Europe S.A. notes due 2027 and the issuance of the CNH Industrial Finance Europe S.A. €500 million ($565 million) in principal amount of 1.625% notes due in 2029. Cash and cash equivalents of Industrial Activities decreased by $1,489 million, while cash and cash equivalents of Financial Services decreased by $149 million.
Cash Flows of Industrial Activities
Net cash used by operating activities was $849 million in the nine months ended September 30, 2019 compared to $52 million used by operating activities in the nine months ended September 30, 2018. The increase in cash usage was primarily due to increased net working capital mainly due to lower trade payables and higher inventories.
Net cash used by investing activities was $719 million in the nine months ended September 30, 2019 compared to $94 million used by investing activities in the nine months ended September 30, 2018. The increase in cash used by investing activities was primarily due to a decrease in net cash receipts related to intersegment receivables and payables included in Other changes.
Net cash provided from financing activities was $237 million in the nine months ended September 30, 2019 compared to net cash used of $999 million in the nine months ended September 30, 2018, which was primarily impacted by the repayment of the outstanding €853 million ($1.0 billion) CNH Industrial Finance Europe S.A. 6.25% notes, partially offset by new bond issuance.
Cash Flows of Financial Services
Net cash provided from operating activities was $916 million in the nine months ended September 30, 2019 compared to $1,377 million provided by operating activities in the nine months ended September 30, 2018.
Net cash used by investing activities was $328 million in the nine months ended September 30, 2019 compared to net cash used by investing activities of $940 million in the nine months ended September 30, 2018, primarily reflecting an increase in net cash received related to intersegment payables and receivables included in Other changes.
Net cash used by financing activities was $722 million in the nine months ended September 30, 2019 compared to $409 million used by financing activities in the nine months ended September 30, 2018. The increase in cash used was primarily due to higher net repayments of debt and an increase in dividends paid.
Debt
Our consolidated debt as of September 30, 2019 and December 31, 2018 is as detailed in the following table:

	Consolidated		Industrial Activities		Financial Services
	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018
	(in millions)
Total Debt	$23,906	$24,445	$6,729	$6,347	$19,625	$20,436

A summary of total debt as of September 30, 2019 and December 31, 2018, is as follows:

	September 30, 2019			December 31, 2018
	Industrial Activities	Financial Services	Total	Industrial Activities	Financial Services	Total
	(in millions)
Total Bonds	$5,349	$2,529	$7,878	$4,888	$2,990	$7,878
Asset-backed debt	—	10,700	10,700	—	11,268	11,268
Other debt	207	5,121	5,328	323	4,976	5,299
Intersegment debt	1,173	1,275	—	1,136	1,202	—
Total Debt	$6,729	$19,625	$23,906	$6,347	$20,436	$24,445
A summary of issued bonds outstanding as of September 30, 2019 is as follows:

	Currency	Face value of outstanding bonds (in millions)	Coupon	Maturity	Outstanding amount ($ millions)
Industrial Activities
Euro Medium Term Notes:
CNH Industrial Finance Europe S.A. (1)	EUR	432	2.875%	September 27, 2021	470
CNH Industrial Finance Europe S.A. (1)	EUR	75	1.625%	March 29, 2022	81
CNH Industrial Finance Europe S.A. (1)	EUR	500	1.375%	May 23, 2022	545
CNH Industrial Finance Europe S.A. (1)	EUR	500	2.875%	May 17, 2023	545
CNH Industrial Finance Europe S.A. (1)	EUR	650	1.750%	September 12, 2025	707
CNH Industrial Finance Europe S.A. (1)	EUR	100	3.500%	November 12, 2025	109
CNH Industrial Finance Europe S.A. (1)	EUR	500	1.875%	January 19, 2026	545
CNH Industrial Finance Europe S.A. (1)	EUR	600	1.750%	March 25, 2027	653
CNH Industrial Finance Europe S.A. (1)	EUR	50	3.875%	April 21, 2028	54
CNH Industrial Finance Europe S.A. (1)	EUR	500	1.625%	July 3, 2029	545
CNH Industrial Finance Europe S.A. (1)	EUR	50	2.200%	July 15, 2039	54
Other Bonds:
CNH Industrial N.V. (2)	USD	600	4.500%	August 15, 2023	600
CNH Industrial N.V. (2)	USD	500	3.850%	November 15, 2027	500
Hedging effects, bond premium/discount, and unamortized issuance costs					(59)
Total Industrial Activities					$5,349
Financial Services
CNH Industrial Capital LLC	USD	600	4.375%	November 6, 2020	600
CNH Industrial Capital LLC	USD	500	4.875%	April 1, 2021	500
CNH Industrial Capital LLC	USD	400	3.875%	October 15, 2021	400
CNH Industrial Capital LLC	USD	500	4.375%	April 5, 2022	500
CNH Industrial Capital LLC	USD	500	4.200%	January 15, 2024	500
Hedging effects, bond premium/discount, and unamortized issuance costs					29
Total Financial Services					$2,529

(1)	Bond listed on the Irish Stock Exchange.

(2)	Bond listed on the New York Stock Exchange.

The calculation of Net Debt as of September 30, 2019 and December 31, 2018 and the reconciliation of Total Debt, the U.S. GAAP financial measure that we believe to be most directly comparable, to Net Debt are shown below:

	Consolidated		Industrial Activities		Financial Services
	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018
	(in millions)
Third party debt(3)	$23,906	$24,445	$5,556	$5,211	$18,350	$19,234
Intersegment notes payable	—	—	1,173	1,136	1,275	1,202
Total Debt (1)	23,906	24,445	6,729	6,347	19,625	20,436
Less:
Cash and cash equivalents	3,384	5,031	2,956	4,553	428	478
Restricted cash	781	772	108	—	673	772
Intersegment notes receivable	—	—	1,275	1,202	1,173	1,136
Derivatives hedging debt	(2)	(8)	(2)	(8)	—	—
Net Debt (Cash) (2)	$19,743	$18,650	$2,392	$600	$17,351	$18,050

(1)
Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $1,173 million and $1,136 million as of September 30, 2019 and December 31, 2018, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,275 million and $1,202 million as of September 30, 2019 and December 31, 2018, respectively.

(2)	The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $102 million and $66 million as of September 30, 2019 and December 31, 2018, respectively.

(3)	Includes adjustments related to fair value hedges.
The increase in Net Debt at September 30, 2019 compared to December 31, 2018 mainly reflects the seasonal cash usage related to operating activities, the distribution of the annual dividend to CNH Industrial N.V.'s shareholders for $275 million and the purchase of CNH Industrial N.V. shares for $45 million under the Company buy-back program.
The following table shows the change in Net Debt of Industrial Activities for the nine months ended September 30, 2019 and 2018:

(in millions)	2019	2018
Net Debt of Industrial Activities at beginning of period	$(600)	$(908)
Adjusted EBITDA of Industrial Activities	1,816	1,981
Cash interest and taxes	(328)	(465)
Changes in provisions and similar(1)	(366)	(374)
Change in working capital	(2,370)	(1,706)
Operating cash flow of Industrial Activities	(1,248)	(564)
Investments in property, plant and equipment, and intangible assets(2)	(323)	(288)
Other changes	(140)	(22)
Free cash flow of Industrial Activities	(1,711)	(874)
Capital increases and dividends(3)	(325)	(396)
Currency translation differences and other	244	189
Change in Net Debt of Industrial Activities	(1,792)	(1,081)
Net Debt of Industrial Activities at end of period	$(2,392)	$(1,989)

(1)	Including other cash flow items related to operating lease and buy-back activities.

(2)	Excluding assets sold under buy-back commitments and assets under operating leases.
(3) Including share buy-back transactions.
For the nine months ended September 30, 2019, the Free cash flow of Industrial Activities was an usage of $1,711 million, primarily due to the increase in net working capital.

The following table shows the change in Net cash provided by (used in) Operating Activities to Free cash flow of Industrial Activities for the nine months ended September 30, 2019 and 2018:

(in millions)	2019	2018
Net cash provided by (used in) Operating Activities	$(144)	$1,196
Net cash (provided by) used in Operating Activities of Financial Services	(916)	(1,377)
Intersegment eliminations	211	129
Net cash (provided by) used in Operating Activities of Industrial Activities	(849)	(52)
Change in derivatives hedging debt of Industrial Activities	5	(7)
Investments in assets sold under buy-back commitments and operating lease assets of Industrial Activities	(404)	(505)
Operating cash flow of Industrial Activities	(1,248)	(564)
Investments in property plant and equipment, and intangible assets of Industrial Activities	(323)	(288)
Other changes (1)	(140)	(22)
Free cash flow of Industrial Activities	$(1,711)	$(874)

(1)	This item primarily includes change in intersegment financial receivables and capital increases in intersegment investments.
In March 2019, CNH Industrial signed a five-year committed revolving credit facility for €4 billion ($4.5 billion at March 31, 2019 exchange rate) due to mature in 2024 with two extension options of 1-year each, exercisable on the first and second anniversary of the signing date. The credit facility replaces the existing five-year €1.75 billion credit facility due to mature in 2021. Available committed unsecured facilities expiring after twelve months amounted to approximately $5.3 billion at September 30, 2019 ($3.1 billion at December 31, 2018). Total committed secured facilities expiring after twelve months amounted to approximately $3.9 billion at September 30, 2019 ($3.9 billion at December 31, 2018) of which $1 billion was available at September 30, 2019 ($0.9 billion at December 31, 2018).

Please refer to “Note 10: Debt” in our most recent annual report on Form 20-F for more information related to our debt and credit facilities.
CONTINGENCIES
As a global company with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, including legal proceedings, claims and governmental investigations, particularly in the areas of product liability (including asbestos-related liability), product performance, emissions and fuel economy, retail and wholesale credit, competition and antitrust law, intellectual property matters (including patent infringement), disputes with dealers and suppliers and service providers, environmental risks, and tax and employment matters. For more information, please refer to the information presented in “Note 15: Commitments and Contingencies” to our condensed consolidated financial statements.
SAFE HARBOR STATEMENT
All statements other than statements of historical fact contained in this filing, including statements regarding our competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements.
Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; the Company’s pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including possible effects of “Brexit”, terror attacks in Europe and elsewhere; our ability to achieve the targets set out in the Strategic Business Plan announced on September 3, 2019 at our Capital Markets Day event; our ability to successfully implement the planned spin-off of the Company's On-Highway business; and other similar risks and uncertainties and our success in managing the risks involved in the foregoing.
Forward-looking statements are based upon assumptions relating to the factors described in this filing, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements.
All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
See our most recent annual report filed on Form 20-F (Part I, Item 11). There has been no material change in this information.

PART II – OTHER INFORMATION

LEGAL PROCEEDINGS
See “Note 15: Commitments and Contingencies” to our condensed consolidated financial statements.
RISK FACTORS
See our most recent annual report filed on Form 20-F (Part I, Item 3D). There was no material change in this information during the nine months ended September 30, 2019. The risks described in the annual report on Form 20-F and in the “Safe Harbor Statement” within this report are not the only risks faced by us. Additional risks and uncertainties not currently known or that are currently judged to be immaterial may also materially affect our business, financial condition or operating results.
UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS
The Company did not purchase any of its equity securities during any month of the third quarter of 2019.
DEFAULT UPON SENIOR SECURITIES
Not applicable.
MINE SAFETY DISCLOSURES
Not applicable.
OTHER INFORMATION
None.